English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Six Months Ended June 30, 2023 and 2022 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
11073 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw
INDEPENDENT AUDITORS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of comprehensive income for the three months ended June 30, 2023 and 2022 and for the six months ended June 30, 2023 and 2022, the consolidated statements of changes in equity and cash flows for the six months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2023 and 2022, its consolidated financial performance for the three months ended June 30, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2023 and 2022 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.

Deloitte & Touche
Taipei, Taiwan
Republic of China

August 8, 2023

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2023		December 31, 2022		June 30, 2022
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,276,723,984	25	$1,342,814,083	27	$1,253,189,197	29
Financial assets at fair value through profit or loss (Note 7)	975,584	-	1,070,398	-	214,215	-
Financial assets at fair value through other comprehensive income (Note 8)	140,774,929	3	122,998,543	2	120,954,506	3
Financial assets at amortized cost (Note 9)	71,452,494	1	94,600,219	2	51,165,762	1
Hedging financial assets (Note 10)	29,704	-	2,329	-	44,686	-
Notes and accounts receivable, net (Note 11)	190,164,242	4	229,755,887	5	220,996,537	5
Receivables from related parties (Note 32)	862,572	-	1,583,958	-	1,072,699	-
Other receivables from related parties (Note 32)	2,521,323	-	68,975	-	2,518,059	-
Inventories (Note 12)	234,332,949	5	221,149,148	4	217,438,091	5
Other financial assets (Note 33)	25,698,767	-	25,964,428	1	24,931,373	1
Other current assets	16,427,659	-	12,888,776	-	13,341,271	-

Total current assets	1,959,964,207	38	2,052,896,744	41	1,905,866,396	44

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	108,955	-	-	-	-	-
Financial assets at fair value through other comprehensive income (Note 8)	7,516,718	-	6,159,200	-	6,503,252	-
Financial assets at amortized cost (Note 9)	60,139,036	1	35,127,215	1	34,139,722	1
Investments accounted for using equity method (Note 13)	26,845,396	1	27,641,505	1	23,797,518	-
Property, plant and equipment (Note 14)	2,947,233,393	57	2,693,836,970	54	2,248,318,787	52
Right-of-use assets (Note 15)	41,595,010	1	41,914,136	1	34,293,532	1
Intangible assets (Note 16)	23,849,933	1	25,999,155	1	27,208,993	1
Deferred income tax assets (Note 4)	68,379,721	1	69,185,842	1	57,848,313	1
Refundable deposits	5,814,759	-	4,467,022	-	4,125,907	-
Other noncurrent assets	8,017,917	-	7,551,089	-	3,838,915	-

Total noncurrent assets	3,189,500,838	62	2,911,882,134	59	2,440,074,939	56

TOTAL	$5,149,465,045	100	$4,964,778,878	100	$4,345,941,335	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 30)	$-	-	$-	-	$115,584,794	3
Financial liabilities at fair value through profit or loss (Note 7)	195,001	-	116,215	-	716,981	-
Hedging financial liabilities (Note 10)	7,237,440	-	813	-	-	-
Accounts payable	47,794,115	1	54,879,708	1	58,024,952	1
Payables to related parties (Note 32)	1,178,664	-	1,642,637	-	1,793,114	-
Salary and bonus payable	24,704,515	1	36,435,509	1	25,716,367	1
Accrued profit sharing bonus to employees and compensation to directors (Note 28)	85,142,595	2	61,748,574	1	63,171,737	1
Payables to contractors and equipment suppliers	140,753,488	3	213,499,613	4	160,489,081	4
Cash dividends payable (Note 20)	149,309,000	3	142,617,093	3	142,805,490	3
Income tax payable (Note 4)	70,060,259	1	120,801,814	3	62,063,783	1
Long-term liabilities - current portion (Notes 18, 19 and 30)	8,125,556	-	19,313,889	-	17,059,167	-
Accrued expenses and other current liabilities (Notes 15, 21, 30 and 32)	276,328,374	5	293,170,952	6	197,815,515	5

Total current liabilities	810,829,007	16	944,226,817	19	845,240,981	19

NONCURRENT LIABILITIES
Bonds payable (Notes 18 and 30)	901,710,299	17	834,336,439	17	753,889,823	17
Long-term bank loans (Notes 19 and 30)	5,611,138	-	4,760,047	-	3,318,773	-
Deferred income tax liabilities (Note 4)	373,563	-	1,031,383	-	940,675	-
Lease liabilities (Notes 15 and 30)	29,734,633	1	29,764,097	-	22,510,412	1
Net defined benefit liability (Note 4)	8,604,642	-	9,321,091	-	8,513,260	-
Guarantee deposits	953,163	-	892,021	-	834,170	-
Others (Note 21)	186,180,401	4	179,958,116	4	200,231,116	5

Total noncurrent liabilities	1,133,167,839	22	1,060,063,194	21	990,238,229	23

Total liabilities	1,943,996,846	38	2,004,290,011	40	1,835,479,210	42

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 20)	259,320,710	5	259,303,805	5	259,303,805	6
Capital surplus (Notes 20 and 27)	69,895,542	1	69,330,328	1	69,333,650	1
Retained earnings (Note 20)
Appropriated as legal capital reserve	311,146,899	6	311,146,899	6	311,146,899	7
Appropriated as special capital reserve	23,593,925	1	3,154,310	-	47,067,461	1
Unappropriated earnings	2,542,569,779	49	2,323,223,479	47	1,844,911,241	43
	2,877,310,603	56	2,637,524,688	53	2,203,125,601	51
Others (Notes 20 and 27)	(17,776,400)	-	(20,505,626)	-	(35,409,864)	(1)

Equity attributable to shareholders of the parent	3,188,750,455	62	2,945,653,195	59	2,496,353,192	57

NON - CONTROLLING INTERESTS	16,717,744	-	14,835,672	1	14,108,933	1

Total equity	3,205,468,199	62	2,960,488,867	60	2,510,462,125	58

TOTAL	$5,149,465,045	100	$4,964,778,878	100	$4,345,941,335	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 21, 32 and 37)	$480,841,254	100	$534,140,808	100	$989,474,227	100	$1,025,216,681	100

COST OF REVENUE (Notes 12, 28 and 32)	220,641,407	46	218,672,814	41	442,773,988	45	436,545,521	43

GROSS PROFIT	260,199,847	54	315,467,994	59	546,700,239	55	588,671,160	57

OPERATING EXPENSES (Notes 28 and 32)
Research and development	41,665,278	9	39,649,130	8	80,822,314	8	75,697,670	7
General and administrative	14,163,389	3	11,568,594	2	27,639,337	3	22,068,621	2
Marketing	2,365,893	-	2,156,794	-	5,042,253	-	4,219,417	1

Total operating expenses	58,194,560	12	53,374,518	10	113,503,904	11	101,985,708	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14 and 28)	(47,244)	-	30,273	-	(135)	-	(771,585)	-

INCOME FROM OPERATIONS (Note 37)	201,958,043	42	262,123,749	49	433,196,200	44	485,913,867	47

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,134,187	-	2,258,005	-	2,173,004	-	3,983,495	-
Interest income (Note 22)	13,672,021	3	3,545,945	1	27,289,839	3	5,219,824	1
Other income	237,652	-	512,177	-	325,562	-	820,560	-
Foreign exchange gain (loss), net (Note 35)	(1,002,814)	-	7,864,798	2	(1,047,177)	-	9,607,686	1
Finance costs (Note 23)	(3,005,155)	-	(2,904,231)	(1)	(5,968,841)	(1)	(5,044,997)	-
Other gains and losses, net (Note 24)	1,680,975	-	(7,402,162)	(1)	2,981,253	-	(7,670,458)	(1)

Total non-operating income and expenses	12,716,866	3	3,874,532	1	25,753,640	2	6,916,110	1

INCOME BEFORE INCOME TAX	214,674,909	45	265,998,281	50	458,949,840	46	492,829,977	48

INCOME TAX EXPENSE (Notes 4 and 25)	32,957,903	7	28,818,029	6	70,283,798	7	52,776,351	5

NET INCOME	181,717,006	38	237,180,252	44	388,666,042	39	440,053,626	43

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 20 and 25)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	435,975	-	(143,758)	-	996,548	1	172,201	-
Gain on hedging instruments	1,088	-	-	-	39,898	-	-	-
Share of other comprehensive income (loss) of associates	(40,581)	-	11,248	-	(45,016)	-	55,087	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	(1)	-	246	-	(25)	-	231	-
	396,481	-	(132,264)	-	991,405	1	227,519	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	6,158,012	1	13,866,707	2	956,803	-	33,212,298	4
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	(950,705)	-	(3,184,221)	1	401,176	-	(8,289,365)	(1)
Gain (loss) on hedging instruments	(18,296)	-	648,756	-	(36,259)	-	1,342,584	-
Share of other comprehensive income of associates	73,612	-	127,191	-	50,206	-	291,650	-
Income tax benefit related to items that may be reclassified subsequently	-	-	53,336	-	-	-	6,036	-
	5,262,623	1	11,511,769	3	1,371,926	-	26,563,203	3

Other comprehensive income, net of income tax	5,659,104	1	11,379,505	3	2,363,331	1	26,790,722	3

TOTAL COMPREHENSIVE INCOME	$187,376,110	39	$248,559,757	47	$391,029,373	40	$466,844,348	46

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$181,799,021	38	$237,027,317	44	$388,785,582	39	$439,760,292	43
Non-controlling interests	(82,015)	-	152,935	-	(119,540)	-	293,334	-

	$181,717,006	38	$237,180,252	44	$388,666,042	39	$440,053,626	43

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$188,187,010	39	$249,048,661	47	$392,021,727	40	$467,332,315	46
Non-controlling interests	(810,900)	-	(488,904)	-	(992,354)	-	(487,967)	-

	$187,376,110	39	$248,559,757	47	$391,029,373	40	$466,844,348	46

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$7.01		$9.14		$14.99		$16.96
Diluted earnings per share	$7.01		$9.14		$14.99		$16.96

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2022	25,930,380	$259,303,805	$64,761,602	$311,146,899	$59,304,212	$1,536,378,550	$1,906,829,661	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)	$-	$2,168,286,553	$2,446,652	$ 2,170,733,205

Appropriations of earnings

Special capital reserve	-	-	-	-	(12,236,751)	12,236,751	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(142,617,092)	(142,617,092)	-	-	-	-	-	-	(142,617,092)	-	(142,617,092)
Total	-	-	-	-	(12,236,751)	(130,380,341)	(142,617,092)	-	-	-	-	-	-	(142,617,092)	-	(142,617,092)

Net income	-	-	-	-	-	439,760,292	439,760,292	-	-	-	-	-	-	439,760,292	293,334	440,053,626

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	34,285,148	(8,118,334)	1,405,209	-	27,572,023	-	27,572,023	(781,301)	26,790,722

Total comprehensive income (loss)	-	-	-	-	-	439,760,292	439,760,292	34,285,148	(8,118,334)	1,405,209	-	27,572,023	-	467,332,315	(487,967)	466,844,348

Share-based payment arrangements	1,387	13,870	438,029	-	-	-	-	-	-	-	(345,201)	(345,201)	-	106,698	-	106,698

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871,566)	(871,566)	-	(871,566)

Treasury stock retired	(1,387)	(13,870)	(2,989)	-	-	(854,707)	(854,707)	-	-	-	-	-	871,566	-	-	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	7,447	7,447	-	(7,447)	-	-	(7,447)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(20,724)	-	(20,724)	-	(20,724)	-	(20,724)

Adjustments to share of changes in equities of associates	-	-	1,616	-	-	-	-	-	-	-	-	-	-	1,616	-	1,616

From share of changes in equities of subsidiaries	-	-	4,135,392	-	-	-	-	-	-	-	-	-	-	4,135,392	12,330,767	16,466,159

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(180,519)	(180,519)

BALANCE, JUNE 30, 2022	25,930,380	$259,303,805	$69,333,650	$311,146,899	$47,067,461	$1,844,911,241	$2,203,125,601	$(29,018,213)	$(7,551,471)	$1,505,021	$(345,201)	$(35,409,864)	$-	$2,496,353,192	$14,108,933	$2,510,462,125

BALANCE, JANUARY 1, 2023	25,930,380	$259,303,805	$69,330,328	$311,146,899	$3,154,310	$2,323,223,479	$2,637,524,688	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)	$-	$2,945,653,195	$14,835,672	$ 2,960,488,867

Appropriations of earnings
Special capital reserve	-	-	-	-	20,439,615	(20,439,615)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(149,104,759)	(149,104,759)	-	-	-	-	-	-	(149,104,759)	-	(149,104,759)
Total	-	-	-	-	20,439,615	(169,544,374)	(149,104,759)	-	-	-	-	-	-	(149,104,759)	-	(149,104,759)

Net income	-	-	-	-	-	388,785,582	388,785,582	-	-	-	-	-	-	388,785,582	(119,540)	388,666,042

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	1,880,562	1,344,400	11,183	-	3,236,145	-	3,236,145	(872,814)	2,363,331

Total comprehensive income (loss)	-	-	-	-	-	388,785,582	388,785,582	1,880,562	1,344,400	11,183	-	3,236,145	-	392,021,727	(992,354)	391,029,373

Employee restricted shares retired	(419)	(4,195)	4,195	-	-	4,614	4,614	-	-	-	-	-	-	4,614	-	4,614

Share-based payment arrangements	2,110	21,100	564,868	-	-	-	-	-	-	-	(362,884)	(362,884)	-	223,084	-	223,084

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	100,478	100,478	-	(100,478)	-	-	(100,478)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(43,557)	-	(43,557)	-	(43,557)	-	(43,557)

Adjustments to share of changes in equities of associates	-	-	1,000	-	-	-	-	-	-	-	-	-	-	1,000	-	1,000

From share of changes in equities of subsidiaries	-	-	(4,849)	-	-	-	-	-	-	-	-	-	-	(4,849)	3,079,417	3,074,568

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(204,991)	(204,991)

BALANCE, JUNE 30, 2023	25,932,071	$259,320,710	$69,895,542	$311,146,899	$23,593,925	$2,542,569,779	$2,877,310,603	$(9,862,739)	$(8,812,431)	$1,446,807	$(548,037)	$(17,776,400)	$-	$3,188,750,455	$16,717,744	$ 3,205,468,199

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$458,949,840	$492,829,977
Adjustments for:
Depreciation expense	229,727,337	219,975,000
Amortization expense	4,534,992	4,351,710
Expected credit losses recognized on investments in debt instruments	20,314	22,878
Finance costs	5,968,841	5,044,997
Share of profits of associates	(2,173,004)	(3,983,495)
Interest income	(27,289,839)	(5,219,824)
Share-based compensation	228,352	141,801
Loss on disposal or retirement of property, plant and equipment, net	333,707	59,370
Gain on disposal or retirement of intangible assets, net	(1,539)	-
Impairment loss on property, plant and equipment	-	790,740
Gain on financial instruments at fair value through profit or loss, net	(25,519)	-
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	257,553	245,151
Loss on foreign exchange, net	519,590	1,760,843
Dividend income	(309,672)	(240,840)
Others	(10,497)	(260,642)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	315,337	(22,297)
Notes and accounts receivable, net	39,591,637	(23,410,483)
Receivables from related parties	721,386	(357,375)
Other receivables from related parties	(29,497)	(33,677)
Inventories	(13,183,801)	(24,335,770)
Other financial assets	1,288,753	(2,794,688)
Other current assets	(3,545,808)	(3,834,683)
Accounts payable	(7,085,593)	10,739,349
Payables to related parties	(463,973)	355,928
Salary and bonus payable	(11,730,994)	1,914,267
Accrued profit sharing bonus to employees and compensation to directors	23,394,021	26,646,996
Accrued expenses and other current liabilities	(42,705,588)	1,512,486
Other noncurrent liabilities	16,746,143	71,747,862
Net defined benefit liability	(716,449)	(2,523,619)
Cash generated from operations	673,326,030	771,121,962
Income taxes paid	(120,833,306)	(60,102,845)

Net cash generated by operating activities	552,492,724	711,019,117
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2023	2022

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(229,044)	$-
Financial assets at fair value through other comprehensive income	(33,464,026)	(40,949,130)
Financial assets at amortized cost	(74,998,619)	(80,240,090)
Property, plant and equipment	(553,032,845)	(479,857,668)
Intangible assets	(2,220,933)	(3,805,347)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	20,019,915	32,886,262
Financial assets at amortized cost	75,503,314	1,970,939
Property, plant and equipment	243,445	672,885
Intangible assets	1,539	-
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	105,981	300
Derecognition of hedging financial instruments	(1,367)	1,519,511
Interest received	26,625,674	4,322,973
Proceeds from government grants - property, plant and equipment	10,310,668	336,599
Proceeds from government grants - others	1,152	874
Other dividends received	241,947	204,090
Dividends received from investments accounted for using equity method	653,631	326,816
Increase in prepayments for leases	(33,489)	-
Refundable deposits paid	(1,557,269)	(1,768,173)
Refundable deposits refunded	272,455	373,262

Net cash used in investing activities	(531,557,871)	(564,005,897)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	-	4,048,589
Increase in hedging financial liabilities - bank loans	7,674,240	-
Proceeds from issuance of bonds	60,000,000	128,442,844
Repayment of bonds	(12,000,000)	-
Proceeds from long-term bank loans	2,450,000	500,000
Repayment of long-term bank loans	(786,944)	-
Payments for transaction costs attributable to the issuance of bonds	(62,070)	(285,272)
Treasury stock acquired	-	(871,566)
Repayment of the principal portion of lease liabilities	(1,400,882)	(1,122,427)
Interest paid	(7,421,274)	(4,657,300)
Guarantee deposits received	184,899	123,240
Guarantee deposits refunded	(169,956)	(5,683)
Cash dividends	(142,617,093)	(142,617,093)
Increase in non-controlling interests	3,073,165	16,438,934

Net cash used in financing activities	(91,075,915)	(5,734)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2023	2022

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$4,050,963	$41,191,519

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(66,090,099)	188,199,005

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,342,814,083	1,064,990,192

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,276,723,984	$1,253,189,197

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on August 8, 2023.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.    Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.    The IFRSs issued by International Accounting Standards Board (IASB) , but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 12 “International Tax Reform - Pillar Two Model Rules”	Note
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”	January 1, 2024

Note:    The requirement that the Company applies the exception and the requirement to disclose that fact is applied immediately upon issuance of the amendments in May 2023. The remaining disclosure requirements are applied for annual reporting periods beginning on or after January 1, 2023, but not for any interim period ending on or before December 31, 2023.

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2023	December 31, 2022	June 30, 2022	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2023	December 31, 2022	June 30, 2022	Note

TSMC	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	68%	68%	68%	-
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	b)
	Japan Advanced Semiconductor Manufacturing, Inc.（JASM）	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	71%	71%	a), c)
	European Semiconductor Manufacturing Company GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	100%	-	-	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	a)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)
(Concluded)

Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:    Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note c:    TSMC’s shareholding and the proportion of voting rights in JASM are 71% and 81%, respectively.

Note d:    ESMC is established in June 2023.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Hedge Accounting

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.

The gains and losses on the hedging instrument relating to the effective portion of the hedge, which were accumulated in the foreign currency translation reserve, are reclassified to profit or loss on the disposal or partial disposal of a foreign operation.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022.

6.    CASH AND CASH EQUIVALENTS

	June 30, 2023	December 31, 2022	June 30, 2022

Cash and deposits in banks	$1,246,793,642	$1,327,884,602	$1,243,646,154
Commercial paper	18,279,404	9,566,430	5,192,945
Money market funds	9,995,312	1,406,792	595,128
Repurchase agreements	1,229,635	1,133,310	-
Government bonds/Agency bonds	425,991	2,451,570	3,754,970
Corporate bonds	-	371,379	-

	$1,276,723,984	$1,342,814,083	$1,253,189,197

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2023	December 31, 2022	June 30, 2022

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$848,966	$947,546	$214,215
Convertible bonds	126,618	122,852	-
Mutual funds	108,955	-	-

	$1,084,539	$1,070,398	$214,215

Current	$975,584	$1,070,398	$214,215
Noncurrent	108,955	-	-

	$1,084,539	$1,070,398	$214,215

Financial liabilities

Held for trading
Forward exchange contracts	$195,001	$116,215	$716,981

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

June 30, 2023

Sell NT$	July 2023 to October 2023	NT$	69,835,705
Sell US$	July 2023 to August 2023	US$	507,500
Sell RMB	July 2023 to August 2023	RMB	1,073,640

December 31, 2022

Sell NT$	January 2023 to March 2023	NT$	79,610,590
Sell US$	January 2023 to March 2023	US$	752,486
Sell RMB	January 2023 to March 2023	RMB	1,448,371

June 30, 2022

Sell NT$	July 2022 to August 2022	NT$	97,269,884
Sell US$	July 2022 to September 2022	US$	1,313,561
Sell RMB	July 2022 to August 2022	RMB	1,484,671

8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	June 30, 2023	December 31, 2022	June 30, 2022

Investments in debt instruments at FVTOCI
Corporate bonds	$72,934,420	$66,116,166	$61,646,977
Agency mortgage-backed securities	34,297,965	28,367,926	30,091,899
Government bonds/ Agency bonds	23,649,717	18,961,888	20,173,783
Asset-backed securities	9,469,578	9,274,697	8,642,271
	140,351,680	122,720,677	120,554,930
Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	7,516,718	6,159,200	6,503,252
Publicly traded stocks	423,249	277,866	399,576
	7,939,967	6,437,066	6,902,828

	$148,291,647	$129,157,743	$127,457,758

Current	$140,774,929	$122,998,543	$120,954,506
Noncurrent	7,516,718	6,159,200	6,503,252

	$148,291,647	$129,157,743	$127,457,758

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the six months ended June 30, 2023 and 2022, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$158,109 thousand and NT$36,025 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$100,478 thousand and NT$7,447 thousand were transferred to increase retained earnings, respectively.

As of June 30, 2023 and 2022, the cumulative loss allowance for expected credit loss of NT$45,029 thousand and NT$35,164 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 31 for information relating to the credit risk management and expected credit loss.

9.    FINANCIAL ASSETS AT AMORTIZED COST

	June 30, 2023	December 31, 2022	June 30, 2022

Corporate bonds	$107,485,902	$81,041,056	$48,153,344
Commercial paper	15,635,258	48,742,817	37,179,685
Government bonds/Agency bonds	8,541,426	-	-
Less: Allowance for impairment loss	(71,056)	(56,439)	(27,545)

	$131,591,530	$129,727,434	$85,305,484

Current	$71,452,494	$94,600,219	$51,165,762
Noncurrent	60,139,036	35,127,215	34,139,722

	$131,591,530	$129,727,434	$85,305,484

Refer to Note 31 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.    HEDGING FINANCIAL INSTRUMENTS

	June 30, 2023	December 31, 2022	June 30, 2022

Financial assets - current

Fair value hedges
Interest rate futures contracts	$29,704	$2,329	$44,686

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$-	$813	$-
Hedges of net investments in foreign operations
Bank loans	7,237,440	-	-

	$7,237,440	$813	$-

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

June 30, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	55,800	September 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$3,475,661	$(29,704)

December 31, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	74,300	March 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,008,179	$(1,516)

June 30, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	83,800	September 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,199,391	$(44,686)

The effect for the six months ended June 30, 2023 and 2022 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
Hedging Instruments/Hedged Items	2023	2022

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$26,709	$188,504
Hedged Items
Financial assets at FVTOCI	(26,709)	(188,504)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates or interest rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. For the six months ended June 30, 2023 and 2022, refer to Note 20 (d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.

The effect for the six months ended June 30, 2023 and 2022 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
Hedging Instruments/Hedged Items	2023	2022

Hedging Instruments
Forward exchange contracts (capital expenditures)	$39,898	$-
Forward interest rate contracts (issuance of debts)	$-	$1,356,697

Hedged Items
Forecast transaction (capital expenditures)	$(39,898)	$-
Forecast transaction (issuance of debts)	$-	$(1,356,697)

Hedges of net investments in foreign operations

TSMC has designated the foreign currency bank loans as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of foreign currency bank loans and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. For the six months ended June 30, 2023, refer to Note 20 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The following tables summarize the information relating to the hedges of net investments in foreign operations.

June 30, 2023

Hedging Instruments	Contract Amount (In Thousands)		Annual interest rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY	33,600,000	0.06%	October 2023	$436,800

The effect for the six months ended June 30, 2023 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Six Months Ended June 30, 2023

Hedging Instruments
Bank loans	$436,800

Hedged Items
Net investments in foreign operations	$(436,800)

11.    NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2023	December 31, 2022	June 30, 2022

At amortized cost
Notes and accounts receivable	$186,145,621	$222,761,927	$215,927,656
Less: Loss allowance	(588,769)	(331,646)	(302,959)
	185,556,852	222,430,281	215,624,697
At FVTOCI	4,607,390	7,325,606	5,371,840

	$190,164,242	$229,755,887	$220,996,537

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers during the reporting period is due 30 days from the invoice date or 15-30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	June 30, 2023	December 31, 2022	June 30, 2022

Not past due	$173,149,323	$205,053,142	$215,112,852
Past due
Past due within 30 days	17,591,617	24,516,277	6,180,424
Past due over 31 days	12,071	518,114	6,220
Less: Loss allowance	(588,769)	(331,646)	(302,959)

	$190,164,242	$229,755,887	$220,996,537

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Six Months Ended June 30
	2023	2022

Balance, beginning of period	$331,646	$347,020
Provision (Reversal)	257,115	(44,116)
Effect of exchange rate changes	8	55

Balance, end of period	$588,769	$302,959

For the six months ended June 30, 2023 and 2022, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.    INVENTORIES

	June 30, 2023	December 31, 2022	June 30, 2022

Finished goods	$30,939,982	$54,818,402	$37,577,314
Work in process	155,465,029	125,661,912	150,299,451
Raw materials	28,893,383	20,389,115	11,536,389
Supplies and spare parts	19,034,555	20,279,719	18,024,937

	$234,332,949	$221,149,148	$217,438,091

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Net inventory losses (reversal of write-down of inventories)	$(1,231,061)	$1,318,633	$2,921,021	$1,257,466

13.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2023	December 31, 2022	June 30, 2022	June 30, 2023	December 31, 2022	June 30, 2022

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$12,362,214	$13,492,653	$11,387,537	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	9,495,090	8,934,731	7,914,636	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,369,676	3,528,417	3,092,962	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,602,458	1,666,651	1,381,336	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	15,958	19,053	21,047	28%	28%	28%

			$26,845,396	$27,641,505	$23,797,518

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2023	December 31, 2022	June 30, 2022

GUC	$74,934,014	$29,926,918	$22,456,860
VIS	$40,851,667	$35,977,321	$35,652,364
Xintec	$14,299,727	$10,716,449	$14,299,727

14.    PROPERTY, PLANT AND EQUIPMENT

	June 30, 2023	December 31, 2022	June 30, 2022

Assets used by the Company	$2,947,218,157	$2,693,815,688	$2,248,294,450
Assets subject to operating leases	15,236	21,282	24,337

	$2,947,233,393	$2,693,836,970	$2,248,318,787

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2023	$7,661,817	$637,046,949	$4,295,942,530	$85,028,040	$1,336,842,608	$6,362,521,944
Additions (deductions)	-	151,309,857	816,891,540	12,105,714	(496,885,682)	483,421,429
Disposals or retirements	-	(430,721)	(7,695,699)	(499,746)	-	(8,626,166)
Transfers from right-of-use assets	-	-	4,444	-	-	4,444
Transfers from assets subject to operating leases	-	-	65,779	-	-	65,779
Transfers to assets subject to operating leases	-	-	(14,592)	-	-	(14,592)
Effect of exchange rate changes	(5,526)	(1,108,367)	(4,572,099)	(93,334)	754,081	(5,025,245)

Balance at June 30, 2023	$7,656,291	$786,817,718	$5,100,621,903	$96,540,674	$840,711,007	$6,832,347,593

Accumulated depreciation and impairment

Balance at January 1, 2023	$556,161	$342,938,359	$3,264,880,880	$59,540,116	$790,740	$3,668,706,256
Additions	645	20,316,376	202,739,563	4,953,562	-	228,010,146
Disposals or retirements	-	(428,886)	(7,144,882)	(498,696)	-	(8,072,464)
Transfers from right-of-use assets	-	-	1,851	-	-	1,851
Transfers from assets subject to operating leases	-	-	50,132	-	-	50,132
Transfers to assets subject to operating leases	-	-	(1,702)	-	-	(1,702)
Effect of exchange rate changes	7,563	(521,007)	(2,996,087)	(55,252)	-	(3,564,783)

Balance at June 30, 2023	$564,369	$362,304,842	$3,457,529,755	$63,939,730	$790,740	$3,885,129,436

Carrying amounts at January 1, 2023	$7,105,656	$294,108,590	$1,031,061,650	$25,487,924	$1,336,051,868	$2,693,815,688
Carrying amounts at June 30, 2023	$7,091,922	$424,512,876	$1,643,092,148	$32,600,944	$839,920,267	$2,947,218,157

Cost

Balance at January 1, 2022	$6,488,230	$576,597,777	$3,984,749,236	$76,154,170	$593,155,733	$5,237,145,146
Additions	702,377	17,408,443	189,771,300	3,934,410	277,066,417	488,882,947
Disposals or retirements	-	(59,270)	(12,787,092)	(104,176)	-	(12,950,538)
Transfers to assets subject to operating leases	-	-	(54,042)	-	-	(54,042)
Effect of exchange rate changes	191,565	1,189,079	5,660,892	192,520	3,371,590	10,605,646

Balance at June 30, 2022	$7,382,172	$595,136,029	$4,167,340,294	$80,176,924	$873,593,740	$5,723,629,159

Accumulated depreciation and impairment

Balance at January 1, 2022	$499,826	$306,165,242	$2,903,539,441	$51,826,663	$-	$3,262,031,172
Additions	682	17,675,386	196,242,367	4,643,691	-	218,562,126
Disposals or retirements	-	(48,143)	(12,076,798)	(103,804)	-	(12,228,745)
Transfers to assets subject to operating leases	-	-	(32,245)	-	-	(32,245)
Impairment	-	-	-	-	790,740	790,740
Effect of exchange rate changes	37,014	878,755	5,142,161	153,731	-	6,211,661

Balance at June 30, 2022	$537,522	$324,671,240	$3,092,814,926	$56,520,281	$790,740	$3,475,334,709

Carrying amounts at January 1, 2022	$5,988,404	$270,432,535	$1,081,209,795	$24,327,507	$593,155,733	$1,975,113,974
Carrying amounts at June 30, 2022	$6,844,650	$270,464,789	$1,074,525,368	$23,656,643	$872,803,000	$2,248,294,450

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2022, the Company recognized an impairment loss of NT$790,740 thousand for certain machinery and equipment that were assessed to have no future use, and the recoverable amount of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.

Information about capitalized interest is set out in Note 23.

15.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	June 30, 2023	December 31, 2022	June 30, 2022

Carrying amounts

Land	$38,449,024	$38,525,856	$31,286,996
Buildings	3,125,900	3,356,700	2,972,876
Machinery and equipment	-	2,965	3,301
Office equipment	20,086	28,615	30,359

	$41,595,010	$41,914,136	$34,293,532

	Six Months Ended June 30
	2023	2022

Additions to right-of-use assets	$1,498,150	$3,110,808

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Depreciation of right-of-use assets
Land	$613,796	$481,599	$1,219,629	$948,561
Buildings	234,865	230,402	481,873	450,000
Machinery and equipment	149	214	369	416
Office equipment	6,007	5,748	12,031	11,707

	$854,817	$717,963	$1,713,902	$1,410,684

b.    Lease liabilities

	June 30, 2023	December 31, 2022	June 30, 2022

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,638,203	$2,603,504	$2,240,263
Noncurrent portion	29,734,633	29,764,097	22,510,412

	$32,372,836	$32,367,601	$24,750,675

Ranges of discount rates for lease liabilities are as follows:

	June 30, 2023	December 31, 2022	June 30, 2022

Land	0.39%-2.30%	0.39%-2.30%	0.39%-1.78%
Buildings	0.40%-6.36%	0.39%-5.63%	0.39%-3.88%
Machinery and equipment	-	0.71%	0.71%
Office equipment	0.28%-4.71%	0.28%-4.71%	0.28%-3.88%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Expenses relating to short-term leases	$505,077	$1,185,788	$1,014,435	$2,318,378

	Six Months Ended June 30
	2023	2022

Total cash outflow for leases	$2,842,410	$3,624,783

16.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2023	$5,791,821	$25,759,019	$48,675,794	$11,701,892	$91,928,526
Additions	-	420,216	1,845,399	72,337	2,337,952
Disposals or retirements	-	-	(45,697)	-	(45,697)
Effect of exchange rate changes	56,623	1,909	(22,165)	22,618	58,985

Balance at June 30, 2023	$5,848,444	$26,181,144	$50,453,331	$11,796,847	$94,279,766

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696,437	$38,838,394	$9,394,540	$65,929,371
Additions	-	1,411,733	2,547,692	575,567	4,534,992
Disposals or retirements	-	-	(45,697)	-	(45,697)
Effect of exchange rate changes	-	1,909	(16,667)	25,925	11,167

Balance at June 30, 2023	$-	$19,110,079	$41,323,722	$9,996,032	$70,429,833

Carrying amounts at January 1, 2023	$5,791,821	$8,062,582	$9,837,400	$2,307,352	$25,999,155
Carrying amounts at June 30, 2023	$5,848,444	$7,071,065	$9,129,609	$1,800,815	$23,849,933

Cost

Balance at January 1, 2022	$5,379,164	$23,533,959	$43,650,957	$11,497,309	$84,061,389
Additions	-	1,945,779	2,342,902	169,692	4,458,373
Disposals or retirements	-	-	(51,896)	-	(51,896)
Effect of exchange rate changes	278,092	2,933	12,201	1,975	295,201

Balance at June 30, 2022	$5,657,256	$25,482,671	$45,954,164	$11,668,976	$88,763,067

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912,293	$34,121,578	$8,205,821	$57,239,692
Additions	-	1,358,008	2,402,246	591,456	4,351,710
Disposals or retirements	-	-	(51,896)	-	(51,896)
Effect of exchange rate changes	-	2,933	10,729	906	14,568

Balance at June 30, 2022	$-	$16,273,234	$36,482,657	$8,798,183	$61,554,074

Carrying amounts at January 1, 2022	$5,379,164	$8,621,666	$9,529,379	$3,291,488	$26,821,697
Carrying amounts at June 30, 2022	$5,657,256	$9,209,437	$9,471,507	$2,870,793	$27,208,993

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.7% in its test of impairment as of December 31, 2022 to reflect the relevant specific risk in the cash-generating unit.

17.    SHORT-TERM LOANS

June 30, 2022

Unsecured loans
Amount	$115,584,794

Loan content
EUR (in thousands)	$3,694,575
Annual interest rate	(0.28)%-0%
Maturity date	Due by September 2022

18.    BONDS PAYABLE

	June 30, 2023	December 31, 2022	June 30, 2022

Domestic unsecured bonds	$428,360,000	$379,526,000	$342,244,000
Overseas unsecured bonds	482,515,000	476,051,500	430,969,000
Less: Discounts on bonds payable	(3,064,701)	(3,141,061)	(2,923,177)
Less: Current portion	(6,100,000)	(18,100,000)	(16,400,000)

	$901,710,299	$834,336,439	$753,889,823

The Company issued domestic unsecured bonds for the six months ended June 30, 2023, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

112-1 (Green bond)	A	March 2023 to March 2028	$12,200,000	1.54%	Bullet repayment; interest payable annually
	B	March 2023 to March 2030	2,300,000	1.60%	The same as above
	C	March 2023 to March 2033	4,800,000	1.78%	The same as above
112-2 (Green bond)	A	May 2023 to May 2028	13,100,000	1.60%	The same as above
	B	May 2023 to May 2030	2,300,000	1.65%	The same as above
	C	May 2023 to May 2033	5,300,000	1.82%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

112-3	A	June 2023 to June 2028	$11,400,000	1.60%	The same as above
	B	June 2023 to June 2030	2,600,000	1.65%	The same as above
	C	June 2023 to June 2033	6,000,000	1.80%	The same as above
(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above

19.    LONG-TERM BANK LOANS

	June 30, 2023	December 31, 2022	June 30, 2022

Unsecured loans	$7,676,389	$6,013,333	$4,010,000
Less: Discounts on government grants	(39,695)	(39,397)	(32,060)
Less: Current portion	(2,025,556)	(1,213,889)	(659,167)

	$5,611,138	$4,760,047	$3,318,773

Loan content
Annual interest rate	1.15%-1.35%	1.03%-1.23%	0.40%-0.98%
Maturity date	Due by December 2027	Due by December 2027	Due by May 2027

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

20.    EQUITY

a.    Capital stock

	June 30, 2023	December 31, 2022	June 30, 2022

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,071	25,930,380	25,930,380
Issued capital	$259,320,710	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2023 and March 1, 2022, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 2,110 and 1,387 thousand shares, respectively, with a par value of NT$10. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2023, TSMC reclaimed 419 thousand employee restricted shares that were unvested. On May 9, 2023, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Then TSMC completed the registration for share cancellation. Refer to Note 27 for information on RSAs.

On May 10, 2022, TSMC’s Board of Directors resolved to cancel 1,387 thousand treasury shares. Refer to Note 20 (e) for information.

As of June 30, 2023, TSMC issued the total number of outstanding ADSs of 1,063,229 thousand units, representing 5,316,144 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,406,854	$24,183,645	$24,183,645
From merger	22,803,291	22,803,291	22,803,291
From convertible bonds	8,892,371	8,892,371	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	8,406,282	8,406,282
Donations - donated by shareholders	11,275	11,275	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,225,043	4,229,892	4,249,344
From share of changes in equities of associates	312,863	311,863	308,938
Donations - unclaimed dividend	53,680	53,680	40,475

May not be used for any purpose

Employee restricted shares	783,883	438,029	438,029

	$69,895,542	$69,330,328	$69,333,650

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2023, 2022 and 2021 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023
Board of Directors in its	August 8,	May 9,
meeting	2023	2023

Special capital reserve	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3	$3

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022	of 2022	of 2022
Board of Directors in its	February 14,	November 8,	August 9,	May 10,
meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021	of 2021	of 2021
Board of Directors in its	February 15,	November 9,	August 10,	June 9,
meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Six Months Ended June 30, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)
Exchange differences arising on translation of foreign operations	1,393,556	-	-	-	1,393,556
Gain (Loss) on hedging instruments designated as hedges of net investments in foreign operations	436,800	-	-	-	436,800
(Continued)

	Six Months Ended June 30, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	$-	$995,809	$-	$-	$995,809
Debt instruments	-	137,018	-	-	137,018
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(100,478)	-	-	(100,478)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	257,553	-	-	257,553
Loss allowance adjustments from debt instruments	-	6,605	-	-	6,605
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	3,639	-	3,639
Transferred to initial carrying amount of hedged items	-	-	(43,557)	-	(43,557)
Issuance of shares	-	-	-	(585,968)	(585,968)
Share-based payment expenses recognized	-	-	-	223,084	223,084
Share of other comprehensive income (loss) of associates	50,206	(52,560)	7,544	-	5,190
Income tax effect	-	(25)	-	-	(25)

Balance, end of period	$(9,862,739)	$(8,812,431)	$1,446,807	$(548,037)	$(17,776,400)
(Concluded)

	Six Months Ended June 30, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)
Exchange differences arising on translation of foreign operations	33,993,498	-	-	-	33,993,498
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	172,302	-	-	172,302
Debt instruments	-	(8,533,984)	-	-	(8,533,984)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(7,447)	-	-	(7,447)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	245,151	-	-	245,151
Loss allowance adjustments from debt instruments	-	(532)	-	-	(532)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	1,342,584	-	1,342,584
Transferred to initial carrying amount of hedged items	-	-	(20,724)	-	(20,724)
Issuance of shares	-	-	-	(451,899)	(451,899)
Share-based payment expenses recognized	-	-	-	106,698	106,698
Share of other comprehensive income (loss) of associates	291,650	(1,502)	56,589	-	346,737
Income tax effect	-	231	6,036	-	6,267

Balance, end of period	$(29,018,213)	$(7,551,471)	$1,505,021	$(345,201)	$(35,409,864)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.    Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1,387 thousand shares. TSMC has completed the aforementioned share buyback program during the first quarter of 2022. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1,387 thousand shares. Then TSMC completed the registration for share cancellation.

21.    NET REVENUE

a.Disaggregation of revenue from contracts with customers

	Three Months Ended June 30		Six Months Ended June 30
Product	2023	2022	2023	2022

Wafer	$421,037,379	$475,781,237	$869,420,284	$914,417,988
Others	59,803,875	58,359,571	120,053,943	110,798,693

	$480,841,254	$534,140,808	$989,474,227	$1,025,216,681

	Three Months Ended June 30		Six Months Ended June 30
Geography	2023	2022	2023	2022

Taiwan	$30,841,739	$57,220,955	$67,727,742	$121,529,972
United States	301,455,420	334,036,299	608,407,139	640,162,981
China	55,461,079	67,466,165	132,963,102	122,802,779
Europe, the Middle East and Africa	33,814,781	30,516,978	67,775,037	56,397,199
Japan	35,533,393	27,232,242	69,190,260	51,803,418
Others	23,734,842	17,668,169	43,410,947	32,520,332

	$480,841,254	$534,140,808	$989,474,227	$1,025,216,681

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended June 30		Six Months Ended June 30
Platform	2023	2022	2023	2022

High Performance Computing	$214,359,340	$228,940,670	$439,891,374	$431,185,832
Smartphone	159,366,872	201,555,759	333,739,147	397,555,653
Internet of Things	38,168,913	44,648,551	80,889,343	83,694,326
Automotive	37,275,507	27,041,397	73,298,157	50,772,615
Digital Consumer Electronics	13,657,809	15,245,696	24,586,963	29,724,532
Others	18,012,813	16,708,735	37,069,243	32,283,723

	$480,841,254	$534,140,808	$989,474,227	$1,025,216,681

	Three Months Ended June 30		Six Months Ended June 30
Resolution	2023	2022	2023	2022

3-nanometer	$483,710	$-	$483,710	$-
5-nanometer	127,824,564	100,729,723	267,120,041	187,021,513
7-nanometer	97,189,205	142,919,242	186,030,861	275,244,347
10-nanometer	5,386	10,212	16,901	13,357
16-nanometer	44,651,154	64,478,129	102,267,410	125,345,668
20-nanometer	2,800,296	2,129,924	5,921,755	4,284,389
(Continued)

	Three Months Ended June 30		Six Months Ended June 30
Resolution	2023	2022	2023	2022

28-nanometer	$47,590,123	$49,533,008	$99,647,165	$96,980,103
40/45-nanometer	29,537,533	36,441,273	62,168,630	70,471,243
65-nanometer	27,994,410	22,537,887	55,424,489	43,724,793
90-nanometer	7,394,845	10,513,833	15,545,796	19,778,329
0.11/0.13 micron	9,799,907	12,701,869	20,517,722	26,078,454
0.15/0.18 micron	20,872,897	27,207,891	44,336,802	52,731,689
0.25 micron and above	4,893,349	6,578,246	9,939,002	12,744,103

Wafer revenue	$421,037,379	$475,781,237	$869,420,284	$914,417,988
(Concluded)

b.    Contract balances

	June 30, 2023	December 31, 2022	June 30, 2022	January 1, 2022

Contract liabilities (classified under accrued expenses and other current liabilities)	$43,731,063	$70,806,617	$36,370,599	$39,762,588

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$5,246,467 thousand and NT$4,816,703 thousand for the three months ended June 30, 2023 and 2022, respectively; and NT$63,410,156 thousand and NT$35,695,115 thousand for the six months ended June 30, 2023 and 2022, respectively.

c.    Temporary receipts from customers

	June 30, 2023	December 31, 2022	June 30, 2022

Current portion (classified under accrued expenses and other current liabilities)	$116,219,823	$107,723,580	$64,819,768
Noncurrent portion (classified under other noncurrent liabilities)	170,651,817	168,399,207	185,078,181

	$286,871,640	$276,122,787	$249,897,949

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

22.    INTEREST INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Interest income
Cash and cash equivalents	$11,496,148	$2,673,691	$23,109,878	$3,665,684
Financial assets at FVTOCI	936,014	602,121	1,767,708	1,142,611
Financial assets at amortized cost	1,239,859	270,133	2,412,253	411,529

	$13,672,021	$3,545,945	$27,289,839	$5,219,824

23.    FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Interest expense
Corporate bonds	$4,371,120	$3,343,130	$8,582,927	$5,730,439
Lease liabilities	96,456	50,785	190,505	97,303
Bank loans	25,937	8,024	47,225	14,645
Others	1,040	88	1,115	175
Less: Capitalized interest under property, plant and equipment	(1,489,398)	(497,796)	(2,852,931)	(797,565)

	$3,005,155	$2,904,231	$5,968,841	$5,044,997

Information about capitalized interest is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Capitalization rate	1.20%-3.36%	0.72%-3.36%	1.08%-3.36%	0.56%-3.36%

24.    OTHER GAINS AND LOSSES, NET

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(121,860)	$(104,373)	$(257,553)	$(245,151)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	1,663,170	(7,049,073)	2,833,908	(7,421,976)
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(3,096)	1,171	(6,605)	532
Financial assets at amortized cost	(11,054)	(12,281)	(13,709)	(23,410)
Other gains (losses), net	153,815	(237,606)	425,212	19,547

	$1,680,975	$(7,402,162)	$2,981,253	$(7,670,458)

25.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Current income tax expense
Current tax expense recognized in the current period	$31,914,666	$34,088,064	$70,020,998	$62,764,254
Income tax adjustments on prior years	2,041	(489,636)	4,340	(523,244)
Other income tax adjustments	50,960	46,337	115,826	86,804
	31,967,667	33,644,765	70,141,164	62,327,814
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	45,198	(5,754,159)	(802,404)	(9,528,886)
Investment tax credits	945,038	927,423	945,038	(22,577)
	990,236	(4,826,736)	142,634	(9,551,463)

Income tax expense recognized in profit or loss	$32,957,903	$28,818,029	$70,283,798	$52,776,351

b.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2021. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.    EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Basic EPS	$7.01	$9.14	$14.99	$16.96
Diluted EPS	$7.01	$9.14	$14.99	$16.96

EPS is computed as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Basic EPS
Net income available to common shareholders of the parent	$181,799,021	$237,027,317	$388,785,582	$439,760,292
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,268	25,928,993	25,929,178	25,929,390
Basic EPS (in dollars)	$7.01	$9.14	$14.99	$16.96
(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Diluted EPS
Net income available to common shareholders of the parent	$181,799,021	$237,027,317	$388,785,582	$439,760,292
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,268	25,928,993	25,929,178	25,929,390
Effects of all dilutive potential common shares (in thousands)	147	174	187	118
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,415	25,929,167	25,929,365	25,929,508
Diluted EPS (in dollars)	$7.01	$9.14	$14.99	$16.96
(Concluded)

27.    SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment-RSAs

The RSAs in each year are as follows:

	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,110	1,387
Eligible employees	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:
1)    The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.

2)    The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)    For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)    Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)    Details of granted RSAs in each year are as follows:

	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	-	1,387
Issuance of stocks	2,110	-
Vested shares	-	(274)
Canceled shares	-	(419)

Balance, end of period	2,110	694

Weighted-average fair value of RSAs (in dollars)	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2022 RSAs	2021 RSAs
	March 1, 2023	March 1, 2022

Stock price at measurement date (in dollars)	$511	$604
Expected price volatility	29.34%-32.11%	25.34%-28.28%
Expected life	1-3years	1-3years
Risk-free interest rate	1.06%	0.57%

Refer to Note 28 for the compensation costs of the RSAs recognized by TSMC.

The issuance of RSAs for year 2023 of no more than 6,249 thousand common shares has been approved by TSMC’s shareholders’ meeting held on June 6, 2023. The grants will be made free of charge.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	400	236
Grant date	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Six Months Ended June 30
	2023		2022
	2022 Plan	2021 Plan	2021 Plan

Stock price at measurement date (in dollars)	$574	$574	$501
Expected price volatility	25.89%-27.78%	25.89%-27.78%	25.85%-29.88%
Residual life	1-3 years	1-2 years	1-3 years
Risk-free interest rate	1.08%	1.08%	0.96%

Refer to Note 28 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of June 30, 2023, December 31, 2022 and June 30, 2022, the liabilities under cash-settled share-based payment arrangement amounted to NT$42,523 thousand, NT$30,757 thousand and NT$16,650 thousand, respectively.

28.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$114,113,023	$103,802,522$	$214,946,845	$205,460,210
Recognized in operating expenses	7,529,817	7,236,218	14,777,203	14,512,600
Recognized in other operating income and expenses	1,121	1,995	3,289	2,190

	$121,643,961	$111,040,735	$229,727,337	$219,975,000

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

b. Amortization of intangible assets

Recognized in cost of revenue	$1,619,384	$1,509,549	$3,186,814	$3,011,624
Recognized in operating expenses	676,343	674,363	1,348,178	1,340,086

	$2,295,727	$2,183,912	$4,534,992	$4,351,710

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,363,578	$1,106,462	$2,624,359	$2,147,764
Defined benefit plans	70,346	52,387	140,683	104,561
	1,433,924	1,158,849	2,765,042	2,252,325
Share-based payments
Equity-settled	127,580	114,348	228,352	141,801
Cash-settled	20,569	11,899	38,179	17,299
	148,149	126,247	266,531	159,100

Other employee benefits	54,725,086	56,010,143	111,088,141	104,931,140

	$56,307,159	$57,295,239	$114,119,714	$107,342,565

Employee benefits expense summarized by function
Recognized in cost of revenue	$31,563,813	$33,789,220	$64,638,942	$63,515,083
Recognized in operating expenses	24,743,346	23,506,019	49,480,772	43,827,482

	$56,307,159	$57,295,239	$114,119,714	$107,342,565

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Profit sharing bonus to employees	$10,861,696	$14,149,316	$23,225,536	$26,260,235

TSMC’s profit sharing bonus to employees and compensation to directors for 2022 and 2021 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2022	2021

Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Profit sharing bonus to employees	$60,702,047	$35,601,449
Compensation to directors	$690,128	$487,537

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2022 and 2021, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.    GOVERNMENT GRANTS

Subsidiaries such as JASM and TSMC Nanjing received subsidies from the governments of Japan and China, respectively, for local plants setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the six months ended June 30, 2023 and 2022, TSMC received a total of NT$10,311,820 thousand and NT$337,473 thousand as government grants, respectively.

30.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Six Months Ended June 30
	2023	2022

Additions of financial assets at FVTOCI	$37,030,330	$34,590,360
Conversion of convertible bonds into equity securities	(145,144)	-
Changes in accrued expenses and other current liabilities	(3,421,160)	6,359,987
Changes in other financial assets	-	(1,217)

Payments for acquisition of financial assets at FVTOCI	$33,464,026	$40,949,130

Disposal of financial assets at FVTOCI	$20,886,895	$32,801,826
Changes in other financial assets	(866,980)	84,436

Proceeds from disposal of financial assets at FVTOCI	$20,019,915	$32,886,262

Additions of property, plant and equipment	$483,421,429	$488,882,947
Changes in other financial assets	44,431	5,256,973
Changes in payables to contractors and equipment suppliers	72,185,176	(13,790,015)
Changes in accrued expenses and other current liabilities	194,841	305,328
Transferred to initial carrying amount of hedged items	39,899	-
Capitalized interests	(2,852,931)	(797,565)

Payments for acquisition of property, plant and equipment	$553,032,845	$479,857,668

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2023

Hedging financial liabilities- bank loans	$-	$7,674,240	$(436,800)	$-	$-	$7,237,440
Bonds payable	852,436,439	47,937,930	7,260,863	-	175,067	907,810,299
Long-term bank loans	5,973,936	1,663,056	-	-	(298)	7,636,694
Lease liabilities	32,367,601	(1,582,527)	(29,180)	1,426,437	190,505	32,372,836

Total	$890,777,976	$55,692,699	$6,794,883	$1,426,437	$365,274	$955,057,269

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2022

Short-term loans	$114,921,333	$4,048,589	$(2,888,343)	$-	$(496,785)	$115,584,794
Bonds payable	614,470,652	128,157,572	27,528,871	-	132,728	770,289,823
Long-term bank loans	3,475,798	500,000	-	-	2,142	3,977,940
Lease liabilities	22,940,665	(1,219,517)	52,785	2,879,439	97,303	24,750,675

Total	$755,808,448	$131,486,644	$24,693,313	$2,879,439	$(264,612)	$914,603,232

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and discounts on short-term loans.

31.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	June 30, 2023	December 31, 2022	June 30, 2022

Financial assets
FVTPL (Note 1)	$1,084,539	$1,070,398	$214,215
FVTOCI (Note 2)	152,899,037	136,483,349	132,829,598
Hedging financial assets	29,704	2,329	44,686
Amortized cost (Note 3)	1,629,012,790	1,727,306,556	1,586,767,416

	$1,783,026,070	$1,864,862,632	$1,719,855,915

Financial liabilities
FVTPL (Note 4)	$195,001	$116,215	$716,981
Hedging financial liabilities	7,237,440	813	-
Amortized cost (Note 5)	1,668,515,275	1,669,270,659	1,610,885,645

	$1,675,947,716	$1,669,387,687	$1,611,602,626

Note 1:    Financial assets mandatorily measured at FVTPL.

Note 2:    Including notes and accounts receivable (net), equity and debt investments.

Note 3:    Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4:    Held for trading.

Note 5:    Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures and equity investments are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts and non-derivative financial instruments, such as currency forwards, currency swaps and foreign currency bank loans, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities, certain forecasted transactions, and net investments in foreign operations. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the six months ended June 30, 2023 and 2022, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$ 489,135 thousand and NT$1,748,402 thousand respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,653,953 thousand and NT$3,945,980 thousand for the six months ended June 30, 2023 and 2022, respectively.

All of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the six months ended June 30, 2023 and 2022, the other comprehensive income would have decreased by NT$ 635,197 thousand and NT$677,684 thousand, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2023, December 31, 2022 and June 30, 2022, the Company’s ten largest customers accounted for 82%, 82% and 78% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the six months ended June 30, 2023 and 2022, the expected credit loss increased NT$ 21,863 thousand and NT$26,423 thousand, respectively. The changes were mainly due to increased investment amount and adjusted investment portfolio.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
June 30, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$7,238,863	$-	$-	$-	$7,238,863
Accounts payable (including related parties)	48,972,779	-	-	-	48,972,779
Payables to contractors and equipment suppliers	140,753,488	-	-	-	140,753,488
Accrued expenses and other current liabilities	229,817,573	-	-	-	229,817,573
Bonds payable	23,760,865	151,696,468	360,186,307	595,310,410	1,130,954,050
Long-term bank loans	2,114,859	4,688,538	1,059,914	-	7,863,311
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,014,122	5,358,982	4,718,764	22,504,071	35,595,939
Others	-	158,555,601	22,695,786	1,869,357	183,120,744
	455,672,549	320,299,589	388,660,771	619,683,838	1,784,316,747

Derivative financial instruments

Forward exchange contracts
Outflows	90,236,552	-	-	-	90,236,552
Inflows	(90,939,585)	-	-	-	(90,939,585)
	(703,033)	-	-	-	(703,033)

	$454,969,516	$320,299,589	$388,660,771	$619,683,838	$1,783,613,714

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2022

Non-derivative financial liabilities

Accounts payable (including related parties)	$56,522,345	$-	$-	$-	$56,522,345
Payables to contractors and equipment suppliers	213,499,613	-	-	-	213,499,613
Accrued expenses and other current liabilities	219,587,908	-	-	-	219,587,908
Bonds payable	34,668,909	94,869,159	320,211,460	625,049,539	1,074,799,067
Long-term bank loans	1,278,130	3,533,152	1,360,549	-	6,171,831
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,999,840	5,367,809	4,754,007	22,589,117	35,710,773
Others	-	166,266,718	10,518,481	783,182	177,568,381
	528,556,745	270,036,838	336,844,497	648,421,838	1,783,859,918

Derivative financial instruments

Forward exchange contracts
Outflows	103,617,399	-	-	-	103,617,399
Inflows	(104,600,085)	-	-	-	(104,600,085)
	(982,686)	-	-	-	(982,686)

	$527,574,059	$270,036,838	$336,844,497	$648,421,838	$1,782,877,232

June 30, 2022

Non-derivative financial liabilities

Short-term loans	$115,485,709	$-	$-	$-	$115,485,709
Accounts payable (including related parties)	59,818,066	-	-	-	59,818,066
Payables to contractors and equipment suppliers	160,489,081	-	-	-	160,489,081
Accrued expenses and other current liabilities	159,093,063	-	-	-	159,093,063
Bonds payable	30,642,237	54,419,617	276,477,181	617,066,414	978,605,449
Long-term bank loans	692,634	2,535,527	860,476	-	4,088,637
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,481,460	4,272,205	3,758,566	15,972,231	26,484,462
Others	-	196,206,050	1,675,578	-	197,881,628
	528,702,250	257,433,399	282,771,801	633,038,645	1,701,946,095

Derivative financial instruments

Forward exchange contracts
Outflows	142,903,327	-	-	-	142,903,327
Inflows	(142,478,581)	-	-	-	(142,478,581)
	424,746	-	-	-	424,746

	$529,126,996	$257,433,399	$282,771,801	$633,038,645	$1,702,370,841
(Concluded)
Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

June 30, 2023

Lease liabilities	$10,341,148	$7,314,399	$4,252,916	$595,608	$22,504,071

December 31, 2022

Lease liabilities	$10,241,734	$7,329,012	$4,233,886	$784,485	$22,589,117

June 30, 2022

Lease liabilities	$8,067,028	$5,391,697	$2,267,302	$246,204	$15,972,231

f.    Fair value of financial instruments

1)    Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)    Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$848,966	$-	$848,966
Convertible bonds	-	-	126,618	126,618
Mutual funds	-	-	108,955	108,955

	$-	$848,966	$235,573	$1,084,539

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$72,934,420	$-	$72,934,420
Agency mortgage-backed securities	-	34,297,965	-	34,297,965
Government bonds/Agency bonds	23,524,073	125,644	-	23,649,717
Asset-backed securities	-	9,469,578	-	9,469,578
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,516,718	7,516,718
Publicly traded stocks	423,249	-	-	423,249
Notes and accounts receivable, net	-	4,607,390	-	4,607,390

	$23,947,322	$121,434,997	$7,516,718	$152,899,037

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$29,704	$-	$-	$29,704

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$195,001	$-	$195,001

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$947,546	$-	$947,546
Convertible bonds	-	-	122,852	122,852

	$-	$947,546	$122,852	$1,070,398

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$66,116,166	$-	$66,116,166
Agency mortgage-backed securities	-	28,367,926	-	28,367,926
Government bonds/Agency bonds	18,845,577	116,311	-	18,961,888
Asset-backed securities	-	9,274,697	-	9,274,697
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,159,200	6,159,200
Publicly traded stocks	277,866	-	-	277,866
Notes and accounts receivable, net	-	7,325,606	-	7,325,606

	$19,123,443	$111,200,706	$6,159,200	$136,483,349

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$2,329	$-	$-	$2,329

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$116,215	$-	$116,215

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$813	$-	$-	$813

	June 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$214,215	$-	$214,215

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$61,646,977	$-	$61,646,977
Agency mortgage-backed securities	-	30,091,899	-	30,091,899
Government bonds/Agency bonds	20,060,391	113,392	-	20,173,783
Asset-backed securities	-	8,642,271	-	8,642,271
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,503,252	6,503,252
Publicly traded stocks	399,576	-	-	399,576
Notes and accounts receivable, net	-	5,371,840	-	5,371,840

	$20,459,967	$105,866,379	$6,503,252	$132,829,598

(Continued)

	June 30, 2022
	Level 1	Level 2	Level 3	Total

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$44,686	$-	$-	$44,686

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$716,981	$-	$716,981

(Concluded)

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the six months ended June 30, 2023 and 2022 are as follows:

	Six Months Ended June 30
	2023	2022

Balance, beginning of period	$6,282,052	$5,887,892
Additions	752,103	295,387
Recognized in profit or loss	25,519	-
Recognized in other comprehensive income or loss	699,022	98,814
Disposals and proceeds from return of capital of investments	(105,981)	-
Transfers out of level 3 (Note)	-	(139,770)
Effect of exchange rate changes	99,576	360,929

Balance, end of period	$7,752,291	$6,503,252

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) and mutual funds are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On June 30, 2023, December 31, 2022 and June 30, 2022, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$57,668 thousand, NT$48,704 thousand and NT$53,415 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

In addition, the fair values of convertible bonds are prior transaction prices.

3)    Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	June 30, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$107,424,543	$-	$105,960,212	$105,960,212
Commercial paper	15,625,561	-	15,652,586	15,652,586
Government bonds/Agency bonds	8,541,426	1,515,058	6,996,344	8,511,402

	$131,591,530	$1,515,058	$128,609,142	$130,124,200

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$907,810,299	$-	$821,616,513	$821,616,513

	December 31, 2022
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$80,994,958	$-	$80,236,142	$80,236,142
Commercial paper	48,732,476	-	48,882,028	48,882,028

	$129,727,434	$-	$129,118,170	$129,118,170

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$852,436,439	$-	$765,301,535	$765,301,535

	June 30, 2022
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$48,125,799	$-	$47,626,708	$47,626,708
Commercial paper	37,179,685	-	37,215,645	37,215,645

	$85,305,484	$-	$84,842,353	$84,842,353
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$770,289,823	$-	$708,469,501	$708,469,501
Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

32.    RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties

b.    Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2023	2022	2023	2022

Item	Related Party Categories

Net revenue from sale of goods	Associates	$3,364,448	$3,686,117	$7,226,439	$5,970,321

c.    Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Related Party Categories

Associates	$1,027,417	$1,620,327	$2,381,385	$3,098,068

d.    Receivables from related parties

		June 30, 2023	December 31, 2022	June 30, 2022

Item	Related Party Name

Receivables from	GUC	$756,054	$1,471,351	$899,746
related parties	Xintec	106,518	112,607	172,953

		$862,572	$1,583,958	$1,072,699

Other receivables	VIS	$2,122,373	$669	$2,117,731
from related	Xintec	335,526	-	335,526
parties	SSMC	63,424	68,277	64,802
	Others	-	29	-

		$2,521,323	$68,975	$2,518,059

e.    Payables to related parties

		June 30, 2023	December 31, 2022	June 30, 2022

Item	Related Party Name

Payables to related	Xintec	$748,143	$1,047,452	$1,159,136
parties	SSMC	290,668	385,979	454,451
	VIS	105,089	190,587	164,527
	Others	34,764	18,619	15,000

		$1,178,664	$1,642,637	$1,793,114

f.    Accrued expenses and other current liabilities

		June 30, 2023	December 31, 2022	June 30, 2022

Item	Related Party Categories

Contract liabilities	Associates	$662,135	$1,075,659	$289,699

g.    Others

		Three Months Ended June 30		Six Months Ended June 30
		2023	2022	2023	2022

Item	Related Party Categories

Manufacturing expenses	Associates	$976,053	$1,589,885	$1,917,889	$2,864,454

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Short-term employee benefits	$868,001	$1,103,526	$1,637,290	$1,984,710
Post-employment benefits	951	863	1,916	1,675
Share-based payments	145,512	88,527	252,772	120,121

	$1,014,464	$1,192,916	$1,891,978	$2,106,506

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

33.    PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of June 30, 2023, December 31, 2022 and June 30, 2022, the aforementioned other financial assets amounted to NT$126,244 thousand, NT$129,138 thousand and NT$110,306 thousand, respectively.

34.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.    Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.    Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.    In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. In June 2023, Daedalus dropped two of the asserted patents in the ITC.

Also in June 2023, Daedalus filed another complaint in the Eastern District of Texas alleging that TSMC infringes five U.S. patents. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

d.    TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.    TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.    TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.    Amounts available under unused letters of credit as of June 30, 2023, December 31, 2022 and June 30, 2022 were NT$441,174 thousand, NT$383,974 thousand and NT$59,444 thousand, respectively.

h.    The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of June 30, 2023, December 31, 2022 and June 30, 2022, the aforementioned guarantee amounted to NT$8,017,838 thousand, NT$7,623,262 thousand, and NT$6,086,499 thousand, respectively.

35.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2023

Financial assets

Monetary items
USD	$13,487,252	31.130		$419,858,157
EUR	219,465	33.919		7,444,044
EUR	90,547	7.913	(Note2)	3,071,265
EUR	129,008	1.090	(Note3)	4,375,819
JPY	86,396,117	0.2154		18,609,724
JPY	14,983,677	0.0069	(Note4)	3,227,484

Financial liabilities

Monetary items
USD	15,033,800	31.130		468,002,207
EUR	537,813	33.919		18,242,093
EUR	89,878	7.913	(Note2)	3,048,588
EUR	128,558	1.090	(Note3)	4,360,569
JPY	121,109,473	0.2154		26,086,981
JPY	15,105,693	0.0069	(Note4)	3,253,766
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2022

Financial assets

Monetary items
USD	$15,214,896	30.713		$467,295,097
EUR	8,375	32.838		275,006
EUR	29,161	7.432	(Note2)	957,587
JPY	133,034,271	0.2331		31,010,288

Financial liabilities

Monetary items
USD	15,190,659	30.713		466,550,704
EUR	2,375,378	32.838		78,002,647
JPY	134,608,488	0.2331		31,377,239

June 30, 2022

Financial assets

Monetary items
USD	13,813,698	29.722		410,570,726
USD	1,264,759	6.694	(Note5)	37,591,153
EUR	10,838	31.285		339,070
EUR	94,588	7.046	(Note2)	2,959,174
JPY	6,882,030	0.2178		1,498,906
JPY	10,526,806	0.0491	(Note6)	2,292,738

Financial liabilities

Monetary items
USD	14,709,129	29.722		437,184,740
EUR	2,538,611	31.285		79,420,443
JPY	100,738,182	0.2178		21,940,776
JPY	12,327,338	0.0491	(Note6)	2,684,894
(Concluded)

Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:    The exchange rate represents the number of RMB for which one Euro could be exchanged.

Note 3:    The exchange rate represents the number of one U.S. dollar for which one Euro could be exchanged.

Note 4:    The exchange rate represents the number of one U.S. dollar for which one Japanese yen could be exchanged.

Note 5:    The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Note 6:    The exchange rate represents the number of RMB for which one Japanese yen could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the six months ended June 30, 2023 and 2022, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.    Financings provided: See Table 1 attached;

b.    Endorsement/guarantee provided: See Table 2 attached;

c.    Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.    Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.    Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.    Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.    Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.    Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.    Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.    Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.    Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.    Information on investment in mainland China

1)    The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)    Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.    Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

37.    OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Note 1 and 2)	Financing Company’s Total Financing Amount Limits (Note 1 and 2)
																			Item	Value

0	TSMC	TSMC Arizona	Other receivables from related parties	Yes	$ (US$	93,390,000 3,000,000)		$ (US$	93,390,000 3,000,000)			$-		-	The need for short-term financing	$-	Capacity installation and working capital	$-	-	$-	$318,875,045	$637,750,091
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	73,522,460 8,800,000 1,150,000	$ )& )	$ (RMB (US$	62,626,960 8,800,000 800,000	$ )& )	$ (RMB (US$	48,618,460 8,800,000 350,000	$ )& )	0.75%~1.50%	The need for short-term and long-term financing	-	Operating capital	-	-	-	89,796,827	89,796,827

Note 1:    The amount available for lending to TSMC Arizona from TSMC shall not exceed ten percent (10%) of the net worth of TSMC, and the total amount available for lending from TSMC to borrowers shall not exceed twenty percent (20%) of the net worth of TSMC.

Note 2:    The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,275,500,182	$ (US$	2,590,430 83,213)	$ (US$	2,590,430 83,213)	$ (US$	2,590,430 83,213)	$-	0.08%	$1,275,500,182	Yes	No	No
		TSMC Global	Subsidiary	1,275,500,182	$ (US$	233,475,000 7,500,000)	$ (US$	233,475,000 7,500,000)	$ (US$	233,475,000 7,500,000)	-	7.32%	1,275,500,182	Yes	No	No
		TSMC Arizona	Subsidiary	1,275,500,182	$ (US$	374,569,235 12,032,420)	$ (US$	374,569,235 12,032,420)	$ (US$	250,049,235 8,032,420)	-	11.75%	1,275,500,182	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	320,716	$ (JPY	284,328 1,320,000)	$ (JPY	284,328 1,320,000)	$ (JPY	284,328 1,320,000)	-	0.01%	320,716	No	No	No

Note 1:    The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

June 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	-	Financial assets at amortized cost	500	$4,980,926		N/A	$4,983,430
	Nan Ya Plastics Corporation	-	〃	400	3,978,873		N/A	3,984,875
	Cathay Financial Holding Co., Ltd.	-	〃	370	3,681,335		N/A	3,698,076
	Formosa Chemicals & Fibre Corporation	-	〃	250	2,486,545		N/A	2,488,543
	CPC Corporation, Taiwan	-	〃	50	497,882		N/A	497,662

	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230	449,066		10	449,066
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	427,308		7	427,308
	Global Investment Holding Inc.	-	〃	10,442	105,077		6	105,077
	Crimson Asia Capital	-	〃	-	-		1	-

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	31,840	6	US$	31,840
	China Walden Venture Investments II, L.P.	-	〃	-	US$	21,679	9	US$	21,679
	China Walden Venture Investments III, L.P.	-	〃	-	US$	13,062	4	US$	13,062
	Tela Innovations	-	〃	6,942	-		22	-

	Publicly traded stocks
	Movella Holdings Inc.	-	Financial assets at fair value through other comprehensive income	3,095	US$	6,593	6	US$	6,593

	Fund
	Matter Venture Partners Fund I, L.P.	-	Financial assets at fair value through Profit or Loss	-	US$	3,500	14	US$	3,500

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	77,093	N/A	US$	77,093
	Morgan Stanley	-	〃	-	US$	70,962	N/A	US$	70,962
	JPMorgan Chase & Co.	-	〃	-	US$	55,499	N/A	US$	55,499
	The Goldman Sachs Group, Inc.	-	〃	-	US$	54,779	N/A	US$	54,779
	Wells Fargo & Company	-	〃	-	US$	51,012	N/A	US$	51,012
	Citigroup Inc.	-	〃	-	US$	50,223	N/A	US$	50,223
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	39,028	N/A	US$	39,028
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	36,386	N/A	US$	36,386
	HSBC Holdings plc	-	〃	-	US$	29,021	N/A	US$	29,021
	AbbVie Inc.	-	〃	-	US$	28,306	N/A	US$	28,306
	Oracle Corporation	-	〃	-	US$	26,821	N/A	US$	26,821
	CVS Health Corporation	-	〃	-	US$	26,305	N/A	US$	26,305
	Banco Santander, S.A.	-	〃	-	US$	26,136	N/A	US$	26,136
	Barclays PLC	-	〃	-	US$	24,224	N/A	US$	24,224

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Royal Bank of Canada	-	Financial assets at fair value through other comprehensive income	-	US$	21,337	N/A	US$	21,337
	Capital One Financial Corporation	-	〃	-	US$	20,626	N/A	US$	20,626
	Athene Global Funding	-	〃	-	US$	20,185	N/A	US$	20,185
	The Toronto-Dominion Bank	-	〃	-	US$	19,068	N/A	US$	19,068
	Hyundai Capital America	-	〃	-	US$	18,873	N/A	US$	18,873
	BNP Paribas SA	-	〃	-	US$	18,750	N/A	US$	18,750
	Equitable Financial Life Global Funding	-	〃	-	US$	18,294	N/A	US$	18,294
	Principal Life Global Funding II	-	〃	-	US$	18,145	N/A	US$	18,145
	National Securities Clearing Corporation	-	〃	-	US$	18,130	N/A	US$	18,130
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	18,067	N/A	US$	18,067
	BPCE SA	-	〃	-	US$	17,396	N/A	US$	17,396
	Guardian Life Global Funding	-	〃	-	US$	16,442	N/A	US$	16,442
	The Bank of Nova Scotia	-	〃	-	US$	16,030	N/A	US$	16,030
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	15,418	N/A	US$	15,418
	Amgen Inc.	-	〃	-	US$	15,084	N/A	US$	15,084
	Metropolitan Life Global Funding I	-	〃	-	US$	14,963	N/A	US$	14,963
	The Bank of New York Mellon Corporation	-	〃	-	US$	14,922	N/A	US$	14,922
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	14,879	N/A	US$	14,879
	Société Générale Société anonyme	-	〃	-	US$	13,838	N/A	US$	13,838
	Nationwide Building Society	-	〃	-	US$	13,833	N/A	US$	13,833
	Credit Agricole SA London Branch	-	〃	-	US$	13,803	N/A	US$	13,803
	NTT Finance Corporation	-	〃	-	US$	13,769	N/A	US$	13,769
	Protective Life Global Funding	-	〃	-	US$	13,758	N/A	US$	13,758
	UnitedHealth Group Incorporated	-	〃	-	US$	13,330	N/A	US$	13,330
	AIG Global Funding	-	〃	-	US$	13,227	N/A	US$	13,227
	Nomura Holdings, Inc.	-	〃	-	US$	13,196	N/A	US$	13,196
	Standard Chartered PLC	-	〃	-	US$	13,143	N/A	US$	13,143
	Santander UK Group Holdings plc	-	〃	-	US$	13,139	N/A	US$	13,139
	Truist Financial Corporation	-	〃	-	US$	12,710	N/A	US$	12,710
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	12,412	N/A	US$	12,412
	Pfizer Investment Enterprises Pte. Ltd.	-	〃	-	US$	12,391	N/A	US$	12,391
	Apple Inc.	-	〃	-	US$	12,306	N/A	US$	12,306
	New York Life Global Funding	-	〃	-	US$	12,089	N/A	US$	12,089
	ING Groep N.V.	-	〃	-	US$	11,779	N/A	US$	11,779
	Toyota Motor Credit Corporation	-	〃	-	US$	11,630	N/A	US$	11,630
	Amazon.com, Inc.	-	〃	-	US$	11,598	N/A	US$	11,598
	Nordea Bank Abp	-	〃	-	US$	11,246	N/A	US$	11,246
	ASB Bank Limited	-	〃	-	US$	11,212	N/A	US$	11,212
	Northwestern Mutual Global Funding	-	〃	-	US$	11,050	N/A	US$	11,050
	Deutsche Bank AG - New York Branch	-	〃	-	US$	10,809	N/A	US$	10,809
	U.S. Bancorp	-	〃	-	US$	10,787	N/A	US$	10,787
	Bank of Montreal	-	〃	-	US$	10,736	N/A	US$	10,736
	Verizon Communications Inc.	-	〃	-	US$	10,732	N/A	US$	10,732
	Lloyds Banking Group plc	-	〃	-	US$	10,572	N/A	US$	10,572
	S&P Global Inc.	-	〃	-	US$	10,336	N/A	US$	10,336
	Ryder System, Inc.	-	〃	-	US$	10,307	N/A	US$	10,307
	Southern California Edison Company	-	〃	-	US$	10,222	N/A	US$	10,222
	The PNC Financial Services Group, Inc.	-	〃	-	US$	10,162	N/A	US$	10,162
	Equifax Inc.	-	〃	-	US$	10,095	N/A	US$	10,095
	Macquarie Group Limited	-	〃	-	US$	9,881	N/A	US$	9,881

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Svenska Handelsbanken AB (publ)	-	Financial assets at fair value through other comprehensive income	-	US$	9,641	N/A	US$	9,641
	John Deere Capital Corporation	-	〃	-	US$	9,442	N/A	US$	9,442
	Mizuho Financial Group, Inc.	-	〃	-	US$	9,259	N/A	US$	9,259
	AT&T Inc.	-	〃	-	US$	9,055	N/A	US$	9,055
	Roper Technologies, Inc.	-	〃	-	US$	8,946	N/A	US$	8,946
	Exelon Corporation	-	〃	-	US$	8,918	N/A	US$	8,918
	Equinor ASA	-	〃	-	US$	8,838	N/A	US$	8,838
	Merck & Co., Inc.	-	〃	-	US$	8,726	N/A	US$	8,726
	Haleon US Capital LLC	-	〃	-	US$	8,709	N/A	US$	8,709
	Fifth Third Bancorp	-	〃	-	US$	8,678	N/A	US$	8,678
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	8,669	N/A	US$	8,669
	Enel Finance International N.V.	-	〃	-	US$	8,497	N/A	US$	8,497
	American Express Company	-	〃	-	US$	8,493	N/A	US$	8,493
	Honeywell International Inc.	-	〃	-	US$	8,490	N/A	US$	8,490
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	8,444	N/A	US$	8,444
	Danske Bank A/S	-	〃	-	US$	8,346	N/A	US$	8,346
	Macquarie Bank Limited	-	〃	-	US$	8,223	N/A	US$	8,223
	Citizens Bank, National Association	-	〃	-	US$	8,023	N/A	US$	8,023
	AerCap Ireland Capital Designated Activity Company	-	〃	-	US$	7,897	N/A	US$	7,897
	Lowe's Companies, Inc.	-	〃	-	US$	7,880	N/A	US$	7,880
	Fiserv, Inc.	-	〃	-	US$	7,834	N/A	US$	7,834
	AstraZeneca Finance LLC	-	〃	-	US$	7,817	N/A	US$	7,817
	Daimler Trucks Finance North America LLC	-	〃	-	US$	7,792	N/A	US$	7,792
	Constellation Energy Generation, LLC	-	〃	-	US$	7,729	N/A	US$	7,729
	NatWest Markets Plc	-	〃	-	US$	7,703	N/A	US$	7,703
	Lockheed Martin Corporation	-	〃	-	US$	7,700	N/A	US$	7,700
	International Bank for Reconstruction and Development	-	〃	-	US$	7,655	N/A	US$	7,655
	KfW	-	〃	-	US$	7,648	N/A	US$	7,648
	Intel Corporation	-	〃	-	US$	7,624	N/A	US$	7,624
	Coöperatieve Rabobank U.A.	-	〃	-	US$	7,433	N/A	US$	7,433
	Cox Communications, Inc.	-	〃	-	US$	7,379	N/A	US$	7,379
	Inter-American Development Bank	-	〃	-	US$	7,353	N/A	US$	7,353
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,336	N/A	US$	7,336
	Suncorp-Metway Limited	-	〃	-	US$	7,330	N/A	US$	7,330
	Chevron Corporation	-	〃	-	US$	6,875	N/A	US$	6,875
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,665	N/A	US$	6,665
	AstraZeneca PLC	-	〃	-	US$	6,592	N/A	US$	6,592
	Credit Suisse Group AG	-	〃	-	US$	6,541	N/A	US$	6,541
	Intuit Inc.	-	〃	-	US$	6,483	N/A	US$	6,483
	Prudential Funding Corp.	-	〃	-	US$	6,393	N/A	US$	6,393
	The East Ohio Gas Company	-	〃	-	US$	6,393	N/A	US$	6,393
	Roche Holdings, Inc.	-	〃	-	US$	6,389	N/A	US$	6,389
	MPLX LP	-	〃	-	US$	6,334	N/A	US$	6,334
	Georgia Power Company	-	〃	-	US$	6,308	N/A	US$	6,308
	Philip Morris International Inc.	-	〃	-	US$	6,205	N/A	US$	6,205
	NatWest Group plc	-	〃	-	US$	6,187	N/A	US$	6,187
	WEC Energy Group, Inc.	-	〃	-	US$	6,167	N/A	US$	6,167
	Eaton Corporation	-	〃	-	US$	6,085	N/A	US$	6,085

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Take-Two Interactive Software, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	6,084	N/A	US$	6,084
	UBS AG, London Branch	-	〃	-	US$	6,031	N/A	US$	6,031
	B.A.T Capital Corporation	-	〃	-	US$	6,029	N/A	US$	6,029
	UBS Group AG	-	〃	-	US$	5,997	N/A	US$	5,997
	Ameren Corporation	-	〃	-	US$	5,977	N/A	US$	5,977
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,885	N/A	US$	5,885
	Huntington Bancshares Incorporated	-	〃	-	US$	5,828	N/A	US$	5,828
	Nutrien Ltd.	-	〃	-	US$	5,769	N/A	US$	5,769
	Exxon Mobil Corporation	-	〃	-	US$	5,756	N/A	US$	5,756
	Elevance Health, Inc.	-	〃	-	US$	5,736	N/A	US$	5,736
	ERAC USA Finance LLC	-	〃	-	US$	5,599	N/A	US$	5,599
	Anheuser-Busch Companies, LLC	-	〃	-	US$	5,594	N/A	US$	5,594
	Scentre Group Trust 1	-	〃	-	US$	5,544	N/A	US$	5,544
	Comcast Corporation	-	〃	-	US$	5,468	N/A	US$	5,468
	WPP Finance 2010	-	〃	-	US$	5,456	N/A	US$	5,456
	Medtronic Global Holdings S.C.A.	-	〃	-	US$	5,453	N/A	US$	5,453
	Pacific Life Global Funding II	-	〃	-	US$	5,388	N/A	US$	5,388
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,370	N/A	US$	5,370
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	5,286	N/A	US$	5,286
	Fox Corporation	-	〃	-	US$	5,257	N/A	US$	5,257
	Alabama Power Company	-	〃	-	US$	5,239	N/A	US$	5,239
	The Charles Schwab Corporation	-	〃	-	US$	5,222	N/A	US$	5,222
	McKesson Corporation	-	〃	-	US$	5,186	N/A	US$	5,186
	NiSource Inc.	-	〃	-	US$	5,180	N/A	US$	5,180
	CNH Industrial Capital LLC	-	〃	-	US$	5,118	N/A	US$	5,118
	Virginia Electric and Power Company	-	〃	-	US$	4,954	N/A	US$	4,954
	Dollar General Corporation	-	〃	-	US$	4,951	N/A	US$	4,951
	Southwest Airlines Co.	-	〃	-	US$	4,951	N/A	US$	4,951
	Ventas Realty, Limited Partnership	-	〃	-	US$	4,881	N/A	US$	4,881
	CGI Inc.	-	〃	-	US$	4,714	N/A	US$	4,714
	Met Tower Global Funding	-	〃	-	US$	4,703	N/A	US$	4,703
	Huntington National Bank	-	〃	-	US$	4,669	N/A	US$	4,669
	Brookfield Finance Inc.	-	〃	-	US$	4,627	N/A	US$	4,627
	Bristol-Myers Squibb Company	-	〃	-	US$	4,535	N/A	US$	4,535
	HP Inc.	-	〃	-	US$	4,483	N/A	US$	4,483
	Five Corners Funding Trust	-	〃	-	US$	4,467	N/A	US$	4,467
	Florida Power & Light Company	-	〃	-	US$	4,465	N/A	US$	4,465
	Pioneer Natural Resources Company	-	〃	-	US$	4,447	N/A	US$	4,447
	FLORIDA POWER & LIGHT CO	-	〃	-	US$	4,404	N/A	US$	4,404
	W. P. Carey Inc.	-	〃	-	US$	4,382	N/A	US$	4,382
	CenterPoint Energy, Inc.	-	〃	-	US$	4,360	N/A	US$	4,360
	Lincoln National Corporation	-	〃	-	US$	4,288	N/A	US$	4,288
	Nestlé Holdings, Inc.	-	〃	-	US$	4,139	N/A	US$	4,139
	Brighthouse Financial Global Funding	-	〃	-	US$	4,137	N/A	US$	4,137
	F&G Global Funding	-	〃	-	US$	4,010	N/A	US$	4,010
	Korea Electric Power Corporation	-	〃	-	US$	3,985	N/A	US$	3,985
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,921	N/A	US$	3,921
	Schlumberger Investment SA	-	〃	-	US$	3,913	N/A	US$	3,913
	Element Fleet Management Corp.	-	〃	-	US$	3,899	N/A	US$	3,899

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Monongahela Power Company	-	Financial assets at fair value through other comprehensive income	-	US$	3,898	N/A	US$	3,898
	CNO Global Funding	-	〃	-	US$	3,875	N/A	US$	3,875
	AvalonBay Communities, Inc.	-	〃	-	US$	3,866	N/A	US$	3,866
	ITC Holdings Corp.	-	〃	-	US$	3,850	N/A	US$	3,850
	Stryker Corporation	-	〃	-	US$	3,836	N/A	US$	3,836
	Walmart Inc.	-	〃	-	US$	3,792	N/A	US$	3,792
	7-Eleven, Inc.	-	〃	-	US$	3,702	N/A	US$	3,702
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,668	N/A	US$	3,668
	Norsk Hydro ASA	-	〃	-	US$	3,650	N/A	US$	3,650
	Appalachian Power Company	-	〃	-	US$	3,590	N/A	US$	3,590
	Fortinet, Inc.	-	〃	-	US$	3,563	N/A	US$	3,563
	Public Storage	-	〃	-	US$	3,527	N/A	US$	3,527
	Eversource Energy	-	〃	-	US$	3,503	N/A	US$	3,503
	Parker-Hannifin Corporation	-	〃	-	US$	3,487	N/A	US$	3,487
	V.F. Corporation	-	〃	-	US$	3,486	N/A	US$	3,486
	Jackson National Life Global Funding	-	〃	-	US$	3,456	N/A	US$	3,456
	CenterPoint Energy Resources Corp.	-	〃	-	US$	3,447	N/A	US$	3,447
	GA Global Funding Trust	-	〃	-	US$	3,443	N/A	US$	3,443
	DNB Bank ASA	-	〃	-	US$	3,439	N/A	US$	3,439
	BorgWarner Inc.	-	〃	-	US$	3,386	N/A	US$	3,386
	Baxter International Inc.	-	〃	-	US$	3,377	N/A	US$	3,377
	Morgan Stanley Bank, N.A.	-	〃	-	US$	3,365	N/A	US$	3,365
	Sempra	-	〃	-	US$	3,365	N/A	US$	3,365
	Kimco Realty Corporation	-	〃	-	US$	3,346	N/A	US$	3,346
	Advocate Health & Hospitals Corporation	-	〃	-	US$	3,343	N/A	US$	3,343
	Meta Platforms, Inc.	-	〃	-	US$	3,337	N/A	US$	3,337
	Ross Stores, Inc.	-	〃	-	US$	3,230	N/A	US$	3,230
	Pfizer Inc.	-	〃	-	US$	3,202	N/A	US$	3,202
	Highmark Inc.	-	〃	-	US$	3,193	N/A	US$	3,193
	Realty Income Corporation	-	〃	-	US$	3,163	N/A	US$	3,163
	Verisk Analytics, Inc.	-	〃	-	US$	3,146	N/A	US$	3,146
	U.S. Bancorp.	-	〃	-	US$	3,140	N/A	US$	3,140
	Truist Bank	-	〃	-	US$	3,072	N/A	US$	3,072
	European Bank for Reconstruction and Development	-	〃	-	US$	3,054	N/A	US$	3,054
	Corebridge Financial, Inc.	-	〃	-	US$	3,022	N/A	US$	3,022
	ONE Gas, Inc.	-	〃	-	US$	3,020	N/A	US$	3,020
	Lundin Energy Finance BV	-	〃	-	US$	3,014	N/A	US$	3,014
	EIDP, Inc.	-	〃	-	US$	3,012	N/A	US$	3,012
	Atmos Energy Corporation	-	〃	-	US$	2,961	N/A	US$	2,961
	Johnson & Johnson	-	〃	-	US$	2,950	N/A	US$	2,950
	CNA Financial Corporation	-	〃	-	US$	2,948	N/A	US$	2,948
	Prologis, L.P.	-	〃	-	US$	2,914	N/A	US$	2,914
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	2,909	N/A	US$	2,909
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,904	N/A	US$	2,904
	Southern California Gas Company	-	〃	-	US$	2,875	N/A	US$	2,875
	Otis Worldwide Corporation	-	〃	-	US$	2,863	N/A	US$	2,863
	Avangrid, Inc.	-	〃	-	US$	2,858	N/A	US$	2,858
	AutoZone, Inc.	-	〃	-	US$	2,837	N/A	US$	2,837
	Xcel Energy Inc.	-	〃	-	US$	2,832	N/A	US$	2,832

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Canadian Imperial Bank of Commerce	-	Financial assets at fair value through other comprehensive income	-	US$	2,826	N/A	US$	2,826
	TORONTO-DOMINION BANK/THE	-	〃	-	US$	2,793	N/A	US$	2,793
	Diageo Capital plc	-	〃	-	US$	2,775	N/A	US$	2,775
	Novartis Capital Corporation	-	〃	-	US$	2,742	N/A	US$	2,742
	Baxalta Incorporated	-	〃	-	US$	2,716	N/A	US$	2,716
	Public Service Enterprise Group Incorporated	-	〃	-	US$	2,702	N/A	US$	2,702
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,672	N/A	US$	2,672
	Ameriprise Financial, Inc.	-	〃	-	US$	2,655	N/A	US$	2,655
	Weyerhaeuser Company	-	〃	-	US$	2,650	N/A	US$	2,650
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,608	N/A	US$	2,608
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,591	N/A	US$	2,591
	National Australia Bank Limited, New York Branch	-	〃	-	US$	2,587	N/A	US$	2,587
	Black Hills Corporation	-	〃	-	US$	2,576	N/A	US$	2,576
	The Estée Lauder Companies Inc.	-	〃	-	US$	2,572	N/A	US$	2,572
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	2,563	N/A	US$	2,563
	Simon Property Group, L.P.	-	〃	-	US$	2,562	N/A	US$	2,562
	Masco Corporation	-	〃	-	US$	2,547	N/A	US$	2,547
	Georgia-Pacific LLC	-	〃	-	US$	2,527	N/A	US$	2,527
	Sprint Spectrum Co Llc	-	〃	-	US$	2,526	N/A	US$	2,526
	NBN Co Limited	-	〃	-	US$	2,502	N/A	US$	2,502
	Bank of New Zealand	-	〃	-	US$	2,493	N/A	US$	2,493
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,471	N/A	US$	2,471
	Nuveen Finance, LLC	-	〃	-	US$	2,427	N/A	US$	2,427
	Santander UK plc	-	〃	-	US$	2,424	N/A	US$	2,424
	Phillips 66	-	〃	-	US$	2,371	N/A	US$	2,371
	American Electric Power Company, Inc.	-	〃	-	US$	2,367	N/A	US$	2,367
	CMS Energy Corporation	-	〃	-	US$	2,364	N/A	US$	2,364
	CRH America, Inc.	-	〃	-	US$	2,363	N/A	US$	2,363
	M&T Bank Corporation	-	〃	-	US$	2,362	N/A	US$	2,362
	Bayer US Finance II LLC	-	〃	-	US$	2,361	N/A	US$	2,361
	Workday, Inc.	-	〃	-	US$	2,353	N/A	US$	2,353
	Texas Instruments Incorporated	-	〃	-	US$	2,289	N/A	US$	2,289
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,283	N/A	US$	2,283
	Air Lease Corporation	-	〃	-	US$	2,281	N/A	US$	2,281
	Chevron U.S.A. Inc.	-	〃	-	US$	2,281	N/A	US$	2,281
	USAA Capital Corp.	-	〃	-	US$	2,276	N/A	US$	2,276
	Yara International ASA	-	〃	-	US$	2,247	N/A	US$	2,247
	Cardinal Health, Inc.	-	〃	-	US$	2,228	N/A	US$	2,228
	GE HealthCare Technologies Inc.	-	〃	-	US$	2,222	N/A	US$	2,222
	RGA Global Funding	-	〃	-	US$	2,214	N/A	US$	2,214
	Dominion Energy, Inc.	-	〃	-	US$	2,191	N/A	US$	2,191
	Empower Finance 2020, LP	-	〃	-	US$	2,171	N/A	US$	2,171
	The Western Union Company	-	〃	-	US$	2,119	N/A	US$	2,119
	International Business Machines Corporation	-	〃	-	US$	2,090	N/A	US$	2,090
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	2,068	N/A	US$	2,068
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,056	N/A	US$	2,056
	The Southern Company	-	〃	-	US$	2,031	N/A	US$	2,031

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mondelez International, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	1,975	N/A	US$	1,975
	KODIT Global 2023-1 Co., Ltd.	-	〃	-	US$	1,966	N/A	US$	1,966
	Public Service Electric and Gas Company	-	〃	-	US$	1,951	N/A	US$	1,951
	Mead Johnson Nutrition Company	-	〃	-	US$	1,950	N/A	US$	1,950
	Magna International Inc.	-	〃	-	US$	1,939	N/A	US$	1,939
	Tucson Electric Power Company	-	〃	-	US$	1,912	N/A	US$	1,912
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,906	N/A	US$	1,906
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,883	N/A	US$	1,883
	Gulf Power Company	-	〃	-	US$	1,881	N/A	US$	1,881
	Olympus Corporation	-	〃	-	US$	1,868	N/A	US$	1,868
	CSX Corporation	-	〃	-	US$	1,857	N/A	US$	1,857
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,856	N/A	US$	1,856
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,799	N/A	US$	1,799
	NBK SPC Limited	-	〃	-	US$	1,786	N/A	US$	1,786
	Mitsubishi Corporation	-	〃	-	US$	1,770	N/A	US$	1,770
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,747	N/A	US$	1,747
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	1,747	N/A	US$	1,747
	Kentucky Utilities Company	-	〃	-	US$	1,696	N/A	US$	1,696
	Enbridge Inc.	-	〃	-	US$	1,692	N/A	US$	1,692
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	1,681	N/A	US$	1,681
	DTE Energy Company	-	〃	-	US$	1,649	N/A	US$	1,649
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,643	N/A	US$	1,643
	Mastercard Incorporated	-	〃	-	US$	1,623	N/A	US$	1,623
	University of California	-	〃	-	US$	1,592	N/A	US$	1,592
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,572	N/A	US$	1,572
	CSL Finance plc	-	〃	-	US$	1,569	N/A	US$	1,569
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,563	N/A	US$	1,563
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,556	N/A	US$	1,556
	eBay Inc.	-	〃	-	US$	1,556	N/A	US$	1,556
	Union Pacific Corporation	-	〃	-	US$	1,549	N/A	US$	1,549
	Emerson Electric Co.	-	〃	-	US$	1,531	N/A	US$	1,531
	The Cigna Group	-	〃	-	US$	1,522	N/A	US$	1,522
	Glencore Funding LLC	-	〃	-	US$	1,515	N/A	US$	1,515
	Westpac Banking Corporation	-	〃	-	US$	1,513	N/A	US$	1,513
	Duke Energy Corporation	-	〃	-	US$	1,500	N/A	US$	1,500
	APA Infrastructure Limited	-	〃	-	US$	1,487	N/A	US$	1,487
	Zoetis Inc.	-	〃	-	US$	1,487	N/A	US$	1,487
	Phillips 66 Company	-	〃	-	US$	1,462	N/A	US$	1,462
	Kinder Morgan, Inc.	-	〃	-	US$	1,458	N/A	US$	1,458
	Pricoa Global Funding I	-	〃	-	US$	1,455	N/A	US$	1,455
	Microchip Technology Incorporated	-	〃	-	US$	1,452	N/A	US$	1,452
	Amcor Flexibles North America Inc.	-	〃	-	US$	1,449	N/A	US$	1,449
	Commonwealth Bank of Australia	-	〃	-	US$	1,442	N/A	US$	1,442
	Wipro IT Services LLC	-	〃	-	US$	1,424	N/A	US$	1,424
	Essex Portfolio, L.P.	-	〃	-	US$	1,423	N/A	US$	1,423
	Duke Energy Florida, LLC	-	〃	-	US$	1,420	N/A	US$	1,420
	NSTAR Electric Company	-	〃	-	US$	1,416	N/A	US$	1,416
	Marathon Petroleum Corporation	-	〃	-	US$	1,410	N/A	US$	1,410
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,390	N/A	US$	1,390

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Swedbank AB (publ)	-	Financial assets at fair value through other comprehensive income	-	US$	1,370	N/A	US$	1,370
	Alliant Energy Finance, LLC	-	〃	-	US$	1,344	N/A	US$	1,344
	Republic Services, Inc.	-	〃	-	US$	1,327	N/A	US$	1,327
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,295	N/A	US$	1,295
	BOC Aviation Limited	-	〃	-	US$	1,260	N/A	US$	1,260
	American International Group, Inc.	-	〃	-	US$	1,259	N/A	US$	1,259
	Amphenol Corporation	-	〃	-	US$	1,259	N/A	US$	1,259
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,220	N/A	US$	1,220
	Ecolab Inc.	-	〃	-	US$	1,182	N/A	US$	1,182
	BAE Systems Holdings, Inc.	-	〃	-	US$	1,168	N/A	US$	1,168
	The Curators of the University of Missouri	-	〃	-	US$	1,095	N/A	US$	1,095
	Ferguson Finance PLC	-	〃	-	US$	1,085	N/A	US$	1,085
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,078	N/A	US$	1,078
	Nucor Corporation	-	〃	-	US$	1,057	N/A	US$	1,057
	State Street Corporation	-	〃	-	US$	1,037	N/A	US$	1,037
	Enterprise Products Operating LLC	-	〃	-	US$	1,016	N/A	US$	1,016
	Sabine Pass Liquefaction, LLC	-	〃	-	US$	1,007	N/A	US$	1,007
	Scottish Power Limited	-	〃	-	US$	1,002	N/A	US$	1,002
	PACCAR Financial Corp.	-	〃	-	US$	1,001	N/A	US$	1,001
	Welltower Inc.	-	〃	-	US$	991	N/A	US$	991
	Becton, Dickinson and Company	-	〃	-	US$	978	N/A	US$	978
	MassMutual Global Funding II	-	〃	-	US$	976	N/A	US$	976
	Suntory Holdings Limited	-	〃	-	US$	949	N/A	US$	949
	AIA Group Limited	-	〃	-	US$	945	N/A	US$	945
	LYB Finance Company B.V.	-	〃	-	US$	944	N/A	US$	944
	Canadian Pacific Railway Company	-	〃	-	US$	935	N/A	US$	935
	UBS AG (LONDON BRANCH)	-	〃	-	US$	927	N/A	US$	927
	Unilever Capital Corporation	-	〃	-	US$	878	N/A	US$	878
	Reynolds American Inc.	-	〃	-	US$	874	N/A	US$	874
	Kenvue Inc.	-	〃	-	US$	852	N/A	US$	852
	Cargill, Incorporated	-	〃	-	US$	840	N/A	US$	840
	Hormel Foods Corporation	-	〃	-	US$	832	N/A	US$	832
	Palm Beach County, Florida	-	〃	-	US$	803	N/A	US$	803
	TransCanada PipeLines Limited	-	〃	-	US$	797	N/A	US$	797
	Infor, Inc.	-	〃	-	US$	785	N/A	US$	785
	BP Capital Markets America, Inc.	-	〃	-	US$	749	N/A	US$	749
	CubeSmart, L.P.	-	〃	-	US$	749	N/A	US$	749
	Niagara Mohawk Power Corporation	-	〃	-	US$	746	N/A	US$	746
	Sysco Corporation	-	〃	-	US$	746	N/A	US$	746
	The Brooklyn Union Gas Company	-	〃	-	US$	743	N/A	US$	743
	Mars, Incorporated	-	〃	-	US$	737	N/A	US$	737
	Consolidated Edison Company of New York, Inc.	-	〃	-	US$	735	N/A	US$	735
	Oklahoma Gas and Electric Company	-	〃	-	US$	732	N/A	US$	732
	Gilead Sciences, Inc.	-	〃	-	US$	731	N/A	US$	731
	Manufacturers and Traders Trust Company	-	〃	-	US$	730	N/A	US$	730
	Southern Power Company	-	〃	-	US$	730	N/A	US$	730
	Voya Financial, Inc.	-	〃	-	US$	730	N/A	US$	730
	TELUS Corporation	-	〃	-	US$	728	N/A	US$	728
	Visa Inc.	-	〃	-	US$	724	N/A	US$	724

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	The Walt Disney Company	-	Financial assets at fair value through other comprehensive income	-	US$	723	N/A	US$	723
	Sky Limited	-	〃	-	US$	683	N/A	US$	683
	Hyundai Capital Services, Inc.	-	〃	-	US$	668	N/A	US$	668
	QNB Finance Ltd.	-	〃	-	US$	665	N/A	US$	665
	The Allstate Corporation	-	〃	-	US$	658	N/A	US$	658
	State Of Washington	-	〃	-	US$	657	N/A	US$	657
	Sodexo, Inc.	-	〃	-	US$	651	N/A	US$	651
	Automatic Data Processing, Inc.	-	〃	-	US$	631	N/A	US$	631
	Bell Canada	-	〃	-	US$	628	N/A	US$	628
	Keurig Dr Pepper Inc.	-	〃	-	US$	603	N/A	US$	603
	L3Harris Technologies, Inc.	-	〃	-	US$	599	N/A	US$	599
	MetLife, Inc.	-	〃	-	US$	591	N/A	US$	591
	Starbucks Corporation	-	〃	-	US$	580	N/A	US$	580
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	577	N/A	US$	577
	Port of Morrow	-	〃	-	US$	568	N/A	US$	568
	American Water Capital Corp.	-	〃	-	US$	556	N/A	US$	556
	Shell International Finance B.V.	-	〃	-	US$	526	N/A	US$	526
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	505	N/A	US$	505
	State of Hawaii	-	〃	-	US$	501	N/A	US$	501
	ConocoPhillips Company	-	〃	-	US$	500	N/A	US$	500
	Arizona Public Service Company	-	〃	-	US$	498	N/A	US$	498
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	494	N/A	US$	494
	Mississippi Power Company	-	〃	-	US$	493	N/A	US$	493
	APPLE INC	-	〃	-	US$	491	N/A	US$	491
	Westpac New Zealand Limited	-	〃	-	US$	489	N/A	US$	489
	Deutsche Telekom International Finance B.V.	-	〃	-	US$	485	N/A	US$	485
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	484	N/A	US$	484
	Haleon UK Capital plc	-	〃	-	US$	477	N/A	US$	477
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	477	N/A	US$	477
	Genuine Parts Company	-	〃	-	US$	467	N/A	US$	467
	McCormick & Company, Incorporated	-	〃	-	US$	467	N/A	US$	467
	Altria Group, Inc.	-	〃	-	US$	466	N/A	US$	466
	American Honda Finance Corporation	-	〃	-	US$	444	N/A	US$	444
	Tyson Foods, Inc.	-	〃	-	US$	441	N/A	US$	441
	DENSO Corporation	-	〃	-	US$	439	N/A	US$	439
	Brazos Higher Education Authority Inc	-	〃	-	US$	431	N/A	US$	431
	Pernod Ricard International Finance LLC	-	〃	-	US$	422	N/A	US$	422
	Aker BP ASA	-	〃	-	US$	421	N/A	US$	421
	The Home Depot, Inc.	-	〃	-	US$	408	N/A	US$	408
	Target Corporation	-	〃	-	US$	404	N/A	US$	404
	National Australia Bank Limited	-	〃	-	US$	400	N/A	US$	400
	GlaxoSmithKline Capital Inc.	-	〃	-	US$	384	N/A	US$	384
	University of Massachusetts Building Authority	-	〃	-	US$	383	N/A	US$	383
	Banco del Estado de Chile	-	〃	-	US$	382	N/A	US$	382
	Entergy Corporation	-	〃	-	US$	382	N/A	US$	382
	Aflac Incorporated	-	〃	-	US$	380	N/A	US$	380
	Sierra Pacific Power Company	-	〃	-	US$	372	N/A	US$	372
	Oregon Health & Science University	-	〃	-	US$	368	N/A	US$	368
	NIKE, Inc.	-	〃	-	US$	359	N/A	US$	359

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	PepsiCo, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	357	N/A	US$	357
	The Norinchukin Bank	-	〃	-	US$	350	N/A	US$	350
	Rabobank Nederland - New York Branch	-	〃	-	US$	340	N/A	US$	340
	Raytheon Technologies Corporation	-	〃	-	US$	324	N/A	US$	324
	Alabama State Federal Aid Highway Finance Authority	-	〃	-	US$	298	N/A	US$	298
	Consumers Energy Company	-	〃	-	US$	296	N/A	US$	296
	Electricité de France S.A.	-	〃	-	US$	296	N/A	US$	296
	Mid-America Apartments, L.P.	-	〃	-	US$	296	N/A	US$	296
	QUALCOMM Incorporated	-	〃	-	US$	293	N/A	US$	293
	TotalEnergies Capital International	-	〃	-	US$	287	N/A	US$	287
	Salesforce, Inc.	-	〃	-	US$	285	N/A	US$	285
	Aptiv PLC	-	〃	-	US$	284	N/A	US$	284
	National Grid plc	-	〃	-	US$	281	N/A	US$	281
	QatarEnergy	-	〃	-	US$	270	N/A	US$	270
	Barclays Bank PLC	-	〃	-	US$	269	N/A	US$	269
	Marriott International, Inc.	-	〃	-	US$	262	N/A	US$	262
	NetApp, Inc.	-	〃	-	US$	255	N/A	US$	255
	The Williams Companies, Inc.	-	〃	-	US$	239	N/A	US$	239
	KBC Group NV	-	〃	-	US$	233	N/A	US$	233
	Pennsylvania Electric Company	-	〃	-	US$	231	N/A	US$	231
	Waste Management, Inc.	-	〃	-	US$	225	N/A	US$	225
	Entergy Louisiana, LLC	-	〃	-	US$	223	N/A	US$	223
	Children's Hospital Of Orange County	-	〃	-	US$	219	N/A	US$	219
	The Pennsylvania State University	-	〃	-	US$	209	N/A	US$	209
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	201	N/A	US$	201
	Deere & Company	-	〃	-	US$	192	N/A	US$	192
	Los Angeles Department of Water and Power, California	-	〃	-	US$	190	N/A	US$	190
	PayPal Holdings, Inc.	-	〃	-	US$	187	N/A	US$	187
	Hoover Alabama Board Of Education	-	〃	-	US$	102	N/A	US$	102
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	84	N/A	US$	84
	Metropolitan Edison Company	-	〃	-	US$	79	N/A	US$	79
	Pima County, Arizona	-	〃	-	US$	77	N/A	US$	77
	State of Wisconsin	-	〃	-	US$	62	N/A	US$	62
	Aon Corporation	-	〃	-	US$	50	N/A	US$	50
	Nueces County	-	〃	-	US$	24	N/A	US$	24
	Bank of America Corporation	-	Financial assets at amortized cost	-	US$	726,880	N/A	US$	720,604
	The Goldman Sachs Group, Inc.	-	〃	-	US$	603,956	N/A	US$	584,688
	Citigroup Global Markets Inc.	-	〃	-	US$	349,886	N/A	US$	346,920
	Morgan Stanley	-	〃	-	US$	349,096	N/A	US$	346,520
	Wells Fargo & Company	-	〃	-	US$	284,425	N/A	US$	281,436
	JPMorgan Chase & Co.	-	〃	-	US$	240,916	N/A	US$	239,800
	Citigroup Inc.	-	〃	-	US$	151,411	N/A	US$	151,255
	Citigroup Global Markets Holdings Inc.	-	〃	-	US$	149,951	N/A	US$	147,603
	Goldman Sachs Finance Corp International Ltd.	-	〃	-	US$	149,857	N/A	US$	147,334
	Jpmorgan LLC	-	〃	-	US$	49,984	N/A	US$	49,357
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	10,717	N/A	US$	10,550
	Hyundai Capital Services, Inc.	-	〃	-	US$	9,411	N/A	US$	9,300
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,391	N/A	US$	9,055
	BNP Paribas SA	-	〃	-	US$	9,228	N/A	US$	9,081

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Nomura Holdings, Inc.	-	Financial assets at amortized cost	-	US$	9,176	N/A	US$	8,928
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,175	N/A	US$	8,892
	UBS Group AG	-	〃	-	US$	9,138	N/A	US$	8,883
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	9,127	N/A	US$	8,996
	GA Global Funding Trust	-	〃	-	US$	9,112	N/A	US$	8,991
	Deutsche Bank AG - New York Branch	-	〃	-	US$	9,109	N/A	US$	8,948
	Athene Global Funding	-	〃	-	US$	9,030	N/A	US$	8,800
	Lloyds Banking Group plc	-	〃	-	US$	8,971	N/A	US$	8,864
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	8,696	N/A	US$	8,624
	NongHyup Bank	-	〃	-	US$	8,691	N/A	US$	8,559
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,596	N/A	US$	8,409
	BPCE SA	-	〃	-	US$	8,515	N/A	US$	8,279
	Banco Santander, S.A.	-	〃	-	US$	8,304	N/A	US$	8,146
	Nationwide Building Society	-	〃	-	US$	8,296	N/A	US$	8,015
	Enel Finance International N.V.	-	〃	-	US$	8,232	N/A	US$	8,061
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,229	N/A	US$	8,038
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	8,111	N/A	US$	8,114
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	7,995	N/A	US$	7,875
	Protective Life Global Funding	-	〃	-	US$	7,939	N/A	US$	7,705
	CRH America, Inc.	-	〃	-	US$	7,931	N/A	US$	7,728
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	7,830	N/A	US$	7,787
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	7,694	N/A	US$	7,622
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,678	N/A	US$	7,535
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	7,413	N/A	US$	7,290
	AIG Global Funding	-	〃	-	US$	7,338	N/A	US$	7,176
	Southern California Edison Company	-	〃	-	US$	5,885	N/A	US$	5,848
	Daimler Trucks Finance North America LLC	-	〃	-	US$	5,777	N/A	US$	5,646
	F&G Global Funding	-	〃	-	US$	5,507	N/A	US$	5,342
	NatWest Markets Plc	-	〃	-	US$	5,482	N/A	US$	5,367
	Swedbank AB (publ)	-	〃	-	US$	5,316	N/A	US$	5,284
	Georgia-Pacific LLC	-	〃	-	US$	5,234	N/A	US$	5,213
	Bayer US Finance II LLC	-	〃	-	US$	4,991	N/A	US$	4,952
	Ecolab Inc.	-	〃	-	US$	4,940	N/A	US$	4,917
	Jackson Financial Inc.	-	〃	-	US$	4,749	N/A	US$	4,721
	Bristol-Myers Squibb Company	-	〃	-	US$	4,743	N/A	US$	4,711
	Kinder Morgan, Inc.	-	〃	-	US$	4,645	N/A	US$	4,637
	ING Groep N.V.	-	〃	-	US$	4,498	N/A	US$	4,478
	Toyota Motor Credit Corporation	-	〃	-	US$	4,498	N/A	US$	4,476
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	4,479	N/A	US$	4,413
	Five Corners Funding Trust	-	〃	-	US$	4,402	N/A	US$	4,361
	Danone S.A.	-	〃	-	US$	4,180	N/A	US$	4,155
	Société Générale Société anonyme	-	〃	-	US$	3,999	N/A	US$	3,980
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	3,996	N/A	US$	3,994
	Komatsu Finance America, Inc.	-	〃	-	US$	3,974	N/A	US$	3,961
	The Bank of Nova Scotia	-	〃	-	US$	3,973	N/A	US$	3,957
	Danske Bank A/S	-	〃	-	US$	3,966	N/A	US$	3,954
	BANQUE FEDERATIVE DU CREDIT MUTUEL	-	〃	-	US$	3,939	N/A	US$	3,889
	Nordea Bank Abp	-	〃	-	US$	3,786	N/A	US$	3,776
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	3,759	N/A	US$	3,746
	Georgia Power Company	-	〃	-	US$	3,583	N/A	US$	3,581

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Enbridge Inc.	-	Financial assets at amortized cost	-	US$	3,471	N/A	US$	3,454
	Central Japan Railway Company	-	〃	-	US$	3,396	N/A	US$	3,385
	Jackson National Life Global Funding	-	〃	-	US$	3,335	N/A	US$	3,202
	Nestlé Holdings, Inc.	-	〃	-	US$	3,275	N/A	US$	3,258
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,221	N/A	US$	3,134
	Spectra Energy Partners, LP	-	〃	-	US$	2,841	N/A	US$	2,762
	Ryder System, Inc.	-	〃	-	US$	2,554	N/A	US$	2,536
	National Bank of Canada	-	〃	-	US$	2,046	N/A	US$	2,028
	Reliance Standard Life Global Funding II	-	〃	-	US$	2,037	N/A	US$	2,009
	American Honda Finance Corporation	-	〃	-	US$	1,990	N/A	US$	1,981
	Oracle Corporation	-	〃	-	US$	894	N/A	US$	891
	Baxter International Inc.	-	〃	-	US$	794	N/A	US$	788
	Barclays Bank PLC	-	〃	-	US$	738	N/A	US$	734
	Abbott Laboratories	-	〃	-	US$	362	N/A	US$	359
	Metropolitan Life Global Funding I	-	〃	-	US$	149	N/A	US$	148

	Government bond/Agency bonds
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	755,672	N/A	US$	755,672
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	2,994	N/A	US$	2,994
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	〃	-	US$	1,042	N/A	US$	1,042
	Federal Home Loan Banks	-	Financial assets at amortized cost	-	US$	225,000	N/A	US$	224,746
	United States Department of The Treasury	-	〃	-	US$	49,379	N/A	US$	48,669

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	566,850	N/A	US$	566,850
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	330,152	N/A	US$	330,152
	Government National Mortgage Association	-	〃	-	US$	204,764	N/A	US$	204,764

	Asset-backed securities
	Hyundai Auto Receivables Trust 2021-C	-	Financial assets at fair value through other comprehensive income	-	US$	10,558	N/A	US$	10,558
	BX Trust 2022-LBA6	-	〃	-	US$	9,755	N/A	US$	9,755
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	9,637	N/A	US$	9,637
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	9,601	N/A	US$	9,601
	Toyota Auto Receivables 2022-B Owner Trust	-	〃	-	US$	9,541	N/A	US$	9,541
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,406	N/A	US$	7,406
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,035	N/A	US$	7,035
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,646	N/A	US$	6,646
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,159	N/A	US$	6,159
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	6,072	N/A	US$	6,072
	Honda Auto Receivables 2023-2 Owner Trust	-	〃	-	US$	5,974	N/A	US$	5,974
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	5,951	N/A	US$	5,951
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,798	N/A	US$	5,798
	Bank 2020-BNK26	-	〃	-	US$	5,685	N/A	US$	5,685
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,610	N/A	US$	5,610
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,445	N/A	US$	5,445
	Bank 2021-bnk33	-	〃	-	US$	5,316	N/A	US$	5,316
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,205	N/A	US$	5,205
	Benchmark 2023-B39 Mortgage Trust	-	〃	-	US$	5,140	N/A	US$	5,140

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	MSWF Commercial Mortgage Trust 2023-1	-	Financial assets at fair value through other comprehensive income	-	US$	5,105	N/A	US$	5,105
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	4,952	N/A	US$	4,952
	Bank 2017-Bnk6	-	〃	-	US$	4,933	N/A	US$	4,933
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	4,853	N/A	US$	4,853
	CSAIL 2018-CX11	-	〃	-	US$	4,672	N/A	US$	4,672
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,624	N/A	US$	4,624
	Morgan Stanley Capital I Trust 2016 - BNK2 Fund	-	〃	-	US$	4,525	N/A	US$	4,525
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,385	N/A	US$	4,385
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	4,377	N/A	US$	4,377
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,282	N/A	US$	4,282
	Bank 2017-BNK9	-	〃	-	US$	4,205	N/A	US$	4,205
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	4,166	N/A	US$	4,166
	Msbam 2016-C29	-	〃	-	US$	4,002	N/A	US$	4,002
	Bank 2017 - BNK7	-	〃	-	US$	3,932	N/A	US$	3,932
	Five 2023-V1 Mortgage Trust	-	〃	-	US$	3,912	N/A	US$	3,912
	JPMCC 2017-JP7	-	〃	-	US$	3,853	N/A	US$	3,853
	BANK 2017-BNK5	-	〃	-	US$	3,491	N/A	US$	3,491
	Bank 2019-Bnk22	-	〃	-	US$	3,106	N/A	US$	3,106
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,103	N/A	US$	3,103
	Nissan Auto Lease Trust 2023-B	-	〃	-	US$	2,994	N/A	US$	2,994
	Msbam 2016-C31	-	〃	-	US$	2,946	N/A	US$	2,946
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	2,929	N/A	US$	2,929
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,874	N/A	US$	2,874
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,817	N/A	US$	2,817
	Bmo 2023-C5 Mortgage Trust	-	〃	-	US$	2,770	N/A	US$	2,770
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,597	N/A	US$	2,597
	Bank 2019-Bnk17	-	〃	-	US$	2,586	N/A	US$	2,586
	JPMDB 2017-C7	-	〃	-	US$	2,555	N/A	US$	2,555
	DCENT_23-2	-	〃	-	US$	2,489	N/A	US$	2,489
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,432	N/A	US$	2,432
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,399	N/A	US$	2,399
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,352	N/A	US$	2,352
	Citigroup Commercial Mortgage Trust 2016-C1	-	〃	-	US$	2,246	N/A	US$	2,246
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,246	N/A	US$	2,246
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,135	N/A	US$	2,135
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,059	N/A	US$	2,059
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,023	N/A	US$	2,023
	Ford Credit Auto Owner Trust 2023-A	-	〃	-	US$	1,974	N/A	US$	1,974
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,944	N/A	US$	1,944
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,921	N/A	US$	1,921
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,835	N/A	US$	1,835
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	1,790	N/A	US$	1,790
	Dolp Trust 2021-NYC	-	〃	-	US$	1,725	N/A	US$	1,725
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	1,692	N/A	US$	1,692
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,557	N/A	US$	1,557
	Honda Auto Receivables 2023-1 Owner Trust	-	〃	-	US$	1,502	N/A	US$	1,502
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,476	N/A	US$	1,476
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,440	N/A	US$	1,440
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,417	N/A	US$	1,417

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Ford Credit Auto Owner Trust 2022-B	-	Financial assets at fair value through other comprehensive income	-	US$	1,404	N/A	US$	1,404
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,317	N/A	US$	1,317
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,239	N/A	US$	1,239
	Ford Credit Auto Owner Trust 2022-C	-	〃	-	US$	1,230	N/A	US$	1,230
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,218	N/A	US$	1,218
	GM Financial Consumer Automobile Receivables Trust 2023-1	-	〃	-	US$	1,205	N/A	US$	1,205
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	1,204	N/A	US$	1,204
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	1,149	N/A	US$	1,149
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	939	N/A	US$	939
	Wells Fargo Commercial Mortgage Trust 2016-LC24	-	〃	-	US$	914	N/A	US$	914
	Ford Credit Auto Owner Trust 2022-A	-	〃	-	US$	869	N/A	US$	869
	Bank 2023-Bnk45	-	〃	-	US$	856	N/A	US$	856
	Benchmark 2021-B24 Mortgage Trust	-	〃	-	US$	796	N/A	US$	796
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	781	N/A	US$	781
	Elp Commercial Mortgage Trust 2021-Elp	-	〃	-	US$	776	N/A	US$	776
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	762	N/A	US$	762
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	759	N/A	US$	759
	Nissan Auto Receivables 2023-A Owner Trust	-	〃	-	US$	644	N/A	US$	644
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	634	N/A	US$	634
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	622	N/A	US$	622
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	563	N/A	US$	563
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	519	N/A	US$	519
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	458	N/A	US$	458
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	439	N/A	US$	439
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	408	N/A	US$	408
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	326	N/A	US$	326
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	313	N/A	US$	313
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	310	N/A	US$	310
	Bank 2019-BNK23	-	〃	-	US$	297	N/A	US$	297
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	295	N/A	US$	295
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	269	N/A	US$	269
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	235	N/A	US$	235
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	225	N/A	US$	225
	JPMCC 2015 - JP1	-	〃	-	US$	223	N/A	US$	223
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	194	N/A	US$	194
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	182	N/A	US$	182
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	175	N/A	US$	175
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	154	N/A	US$	154
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	129	N/A	US$	129
	GM Financial Consumer Automobile Receivables Trust 2021-4	-	〃	-	US$	120	N/A	US$	120
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	114	N/A	US$	114
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	76	N/A	US$	76
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	56	N/A	US$	56
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	52	N/A	US$	52
	Bank 2020-BNK28	-	〃	-	US$	9	N/A	US$	9
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	3	N/A	US$	3

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	93,617	4	US$	93,617

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	US$	-	20	US$	-
	5V Technologies, Inc.	-	〃	1	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	971	US$	1,857	3	US$	1,857

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	4,146	-	US$	4,146
	CNEX Labs, Inc.	-	〃	33	US$	166	-	US$	166

	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	30	US$	1,770	-	US$	1,770

Emerging Fund	Convertible bonds
	Movandi Corporation	-	Financial assets at fair value through Profit or Loss	-	US$	4,067	N/A	US$	4,067

	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	1,487	US$	9,680	-	US$	9,680
	Ayar Labs, Inc.	-	〃	345	US$	5,000	1	US$	5,000
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	3	US$	5,000
	Ethernovia Inc.	-	〃	1,021	US$	5,000	3	US$	5,000
	EdgeQ, Inc.	-	〃	1,176	US$	4,771	2	US$	4,771
	SiMa Technologies, Inc.	-	〃	564	US$	4,000	1	US$	4,000
	Kinara, Inc.	-	〃	2,015	US$	3,000	2	US$	3,000
	NeuReality Ltd.	-	〃	122	US$	3,000	3	US$	3,000
	xMEMS Labs, Inc.	-	〃	3,000	US$	3,000	3	US$	3,000
	RiVos, Inc.	-	〃	750	US$	2,000	-	US$	2,000

	Publicly traded stocks
	Credo Technology Group Holding Ltd	-	Financial assets at fair value through other comprehensive income	195	US$	3,376	-	US$	3,376

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	Financial assets at amortized cost	-	-	2,950	$29,335,729		500	$4,977,293		2,950	$29,500,000		$29,500,000			$-	500	$4,980,926
	Nan Ya Plastics Corporation	〃	-	-	450	4,476,301		650	6,469,082		700	7,000,000		7,000,000		-		400	3,978,873
	Cathay Financial Holding Co., Ltd.	〃	-	-	-	-		370	3,684,854		-	-		-		-		370	3,681,335
	Formosa Chemicals & Fibre Corporation	〃	-	-	250	2,485,666		250	2,486,627		250	2,500,000		2,500,000		-		250	2,486,545
	CPC Corporation, Taiwan	〃	-	-	750	7,458,936		50	497,451		750	7,500,000		7,500,000		-		50	497,882
	Formosa Plastics Corporation	〃	-	-	200	1,990,459		-	-		200	2,000,000		2,000,000		-		-	-
	Formosa Petrochemical Corporation	〃	-	-	300	2,985,385		-	-		300	3,000,000		3,000,000		-		-	-

	Non-publicly traded equity investments
	TSMC Arizona	Investments accounted for using equity method	-	-	1,270	25,639,079		2,230	67,903,610		-	-		-		-		3,500	90,864,932
	JASM	〃	-	-	1,020	23,330,125		336	7,670,312		-	-		-		-		1,356	28,307,901

TSMC Partners	Fund
	Matter Venture Partners Fund I, L.P. (Note 2)	Financial assets at fair value through Profit or Loss	-	-	-	US$	-	-	US$	3,500	-	US$	-	US$	-	US$	-	-	US$	3,500

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	76,626	-	US$	21,812	-	US$	22,091	US$	22,171	US$	(80)	-	US$	77,093
	Morgan Stanley	〃	-	-	-	US$	83,242	-	US$	9,913	-	US$	22,808	US$	22,873	US$	(65)	-	US$	70,962
	JPMorgan Chase & Co.	〃	-	-	-	US$	50,629	-	US$	15,303	-	US$	10,804	US$	10,902	US$	(98)	-	US$	55,499
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	51,439	-	US$	15,509	-	US$	12,536	US$	12,599	US$	(63)	-	US$	54,779
	Wells Fargo & Company	〃	-	-	-	US$	59,735	-	US$	3,765	-	US$	12,773	US$	12,784	US$	(11)	-	US$	51,012
	Citigroup Inc.	〃	-	-	-	US$	61,493	-	US$	16,816	-	US$	28,672	US$	28,761	US$	(89)	-	US$	50,223
	Mitsubishi UFJ Financial Group, Inc.	〃	-	-	-	US$	32,949	-	US$	12,688	-	US$	6,889	US$	6,935	US$	(46)	-	US$	39,028
	HSBC Holdings plc	〃	-	-	-	US$	32,402	-	US$	6,751	-	US$	10,424	US$	10,271	US$	153	-	US$	29,021
	Oracle Corporation	〃	-	-	-	US$	21,865	-	US$	15,752	-	US$	10,789	US$	10,679	US$	110	-	US$	26,821
	CVS Health Corporation	〃	-	-	-	US$	4,750	-	US$	23,601	-	US$	1,889	US$	1,884	US$	5	-	US$	26,305
	Barclays PLC	〃	-	-	-	US$	11,263	-	US$	13,963	-	US$	974	US$	1,000	US$	(26)	-	US$	24,224
	Amgen Inc.	〃	-	-	-	US$	310	-	US$	18,377	-	US$	3,618	US$	3,569	US$	49	-	US$	15,084
	Pfizer Investment Enterprises Pte. Ltd.	〃	-	-	-	US$	-	-	US$	12,584	-	US$	-	US$	-	US$	-	-	US$	12,391
	Credit Suisse AG, New York Branch	〃	-	-	-	US$	12,688	-	US$	-	-	US$	12,569	US$	14,369	US$	(1,800)	-	US$	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Bank of America Corporation	Financial assets at amortized cost	-	-	-	US$	324,757	-	US$	541,835	-	US$	142,000	US$	141,456	US$	544	-	US$	726,880
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	440,655	-	US$	178,126	-	US$	15,000	US$	15,000	US$	-	-	US$	603,956
	Morgan Stanley	〃	-	-	-	US$	60,207	-	US$	288,441	-	US$	-	US$	-	US$	-	-	US$	349,096
	Wells Fargo & Company	〃	-	-	-	US$	274,713	-	US$	166,517	-	US$	159,000	US$	158,626	US$	374	-	US$	284,425
	JPMorgan Chase & Co.	〃	-	-	-	US$	280,213	-	US$	225,362	-	US$	268,000	US$	267,685	US$	315	-	US$	240,916
	Citigroup Inc.	〃	-	-	-	US$	174,540	-	US$	134,259	-	US$	159,000	US$	158,612	US$	388	-	US$	151,411
	Government bond/Agency bonds
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	613,603	-	US$	219,374	-	US$	78,906	US$	81,685	US$	(2,779)	-	US$	755,672
	Federal Home Loan Banks	Financial assets at amortized cost	-	-	-	US$	-	-	US$	225,000	-	US$	-	US$	-	US$	-	-	US$	225,000
	United States Department of The Treasury	〃	-	-	-	US$	-	-	US$	49,370	-	US$	-	US$	-	US$	-	-	US$	49,379

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	463,645	-	US$	137,052	-	US$	31,062	US$	31,652	US$	(590)	-	US$	566,850
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	284,933	-	US$	86,127	-	US$	39,232	US$	39,377	US$	(145)	-	US$	330,152
	Government National Mortgage Association	〃	-	-	-	US$	175,067	-	US$	40,692	-	US$	10,565	US$	10,923	US$	(358)	-	US$	204,764

Note 1:    The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

Note 2:    TSMC Partners expects to invest US$ 20,000 thousand in Matter Venture Partners Fund I based on the resolution of the board of directors. As of the end of this quarter, US$ 3,500 thousand has been remitted.
(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 14, 2023 (Note)	US$	1,881,000 (Note)	Based on the terms in the purchase order	65 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Desiccant Technology Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	May 9, 2023 (Note)	US$	366,000 (Note)	Based on the terms in the purchase order	65 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Desiccant Technology Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Marketech International Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.

Note:    The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.
(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales	$627,996,804		64	Net 30 days from invoice date (Note)	-	-	$146,482,184		80
	GUC	Associate	Sales		4,228,929	-	Net 30 days from invoice date	-	-		319,707	-
	TSMC Nanjing	Subsidiary	Purchases		30,132,914	34	Net 30 days from the end of the month of when invoice is issued	-	-		(5,254,198)	10
	TSMC China	Subsidiary	Purchases		13,070,372	15	Net 30 days from the end of the month of when invoice is issued	-	-		(1,881,799)	4
	WaferTech	Indirect subsidiary	Purchases		4,602,693	5	Net 30 days from the end of the month of when invoice is issued	-	-		(364,726)	1
	SSMC	Associate	Purchases		1,702,335	2	Net 30 days from the end of the month of when invoice is issued	-	-		(290,668)	1
	VIS	Associate	Purchases		679,050	1	Net 30 days from the end of the month of when invoice is issued	-	-		(105,089)	-

TSMC North America	GUC	Associate of TSMC	Sales		2,752,525	-	Net 30 days from invoice date	-	-		436,348	-
				(US$	90,123)					(US$	14,017)

VisEra Tech	Xintec	Associate of TSMC	Sales		240,183	7	Net 60 days from the end of the month of when invoice is issued	-	-		106,518	11

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$147,389,818		46	$2,142,453	-	$56,847,100	$-
	VisEra Tech	Subsidiary		431,655	(Note2)	-	-	-	-
	VIS	Associate		2,122,373	(Note2)	-	-	-	-
	Xintec	Associate		335,526	(Note2)	-	-	-	-
	GUC	Associate		319,707	35	-	-	-	-

TSMC China	TSMC	Parent company		1,881,799	29	-	-	-	-
			(RMB	438,986)
	TSMC Nanjing	The same parent company		48,962,749	(Note2)	-	-	-	-
			(RMB	11,422,014)

TSMC Nanjing	TSMC	Parent company		5,254,198	29	-	-	-	-
			(RMB	1,225,698)

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	432,628 13,897)	(Note2)	-	-	-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	364,726 11,716)	24	-	-	-	-
	TSMC Development	Parent company	(US$	73,713 2,368)	(Note2)	-	-	-	-

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$627,996,804	-	63%
				Receivables from related parties	146,482,184	-	3%
				Other receivables from related parties	907,634	-	-
				Accrued expenses and other current liabilities	103,350,597	-	2%
				Other noncurrent liabilities	143,450,236	-	3%
		JASM	1	Other noncurrent assets	9,651,857	-	-
		TSMC JDC	1	Research and development expenses	421,274	-	-
		TSMC 3DIC	1	Research and development expenses	344,705	-	-
		TSMC Europe	1	Marketing expenses-commission	345,213	-	-
		TSMC China	1	Purchases	13,070,372	-	1%
				Payables to related parties	1,881,799	-	-
		TSMC Nanjing	1	Purchases	30,132,914	-	3%
				Proceeds from disposal of property, plant and equipment	333,948	-	-
				Payables to related parties	5,254,198	-	-
		TSMC Technology	1	Research and development expenses	1,924,003	-	-
		WaferTech	1	Purchases	4,602,693	-	-
1	TSMC China	TSMC Nanjing	3	Interest income	302,161	-	-
				Other receivables from related parties	48,962,749	-	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of June 30, 2023					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2023 (Foreign Currencies in Thousands)			December 31, 2022 (Foreign Currencies in Thousands)			Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$355,162,309			$355,162,309			11	100	$429,445,267			$10,741,588			$10,741,588	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	104,919,410				37,015,800		3,500	100	90,864,932			(4,415,682)			(4,415,682)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130				31,456,130		988,268	100	66,739,991			1,672,055			1,672,055	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	32,237,397				24,567,085		1,356	71	28,307,901			(717,094)			(514,577)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	10,180,677				10,180,677		464,223	28	12,362,214			3,358,945			949,093	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082				4,224,082		213,619	68	11,210,562			256,611			173,583	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028				5,120,028		314	39	9,495,090			1,119,671			434,320	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices	333,718				333,718		11,000	100	5,904,378			373,448			373,448	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317				1,988,317		111,282	41	3,369,676			427,014			175,105	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	1,360,768				1,269,425		-	99.9	1,709,231			21,806			21,784	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568				386,568		46,688	35	1,602,458			1,772,695			617,580	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356				1,144,356		49	100	1,136,522			55,448			55,448	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749				15,749		-	100	562,526			17,019			17,019	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680				410,680		15	100	363,952			17,264			17,264	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies	1,242,679				1,239,621		-	98	268,329			(4,839)			(4,743)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760				83,760		6	100	128,286			4,193			4,193	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies	260,300				260,300		-	98	86,774			1,198			1,174	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656				13,656		80	100	43,333			881			881	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	3,359				-		-	100	3,392			-			-	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	$ (US$	18,271,405 586,939	$ )	$ (US$	18,271,405 586,939	$ )	-	100	$ (US$	38,044,547 1,222,118	$ )	$ (US$	919,520 30,130	$ )	Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	444,599				444,599		-	100	1,132,037			122,531			Note2	Subsidiary
				(US$	14,282)		(US$	14,282)				(US$	36,365)		(US$	4,010)
	TSMC Canada	Ontario, Canada	Engineering support activities	71,599				71,599		2,300	100	355,213			21,705			Note2	Subsidiary
				(US$	2,300)		(US$	2,300)				(US$	11,411)		(US$	711)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies	71,458				68,345		-	100	192,362			(511)			Note2	Subsidiary
				(US$	2,295)		(US$	2,195)				(US$	6,179)		(US$	(17))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	$ (US$	49,601 1,593	$ )	$ (US$	49,601 1,593	$ )	4,693	28	$ (US$	15,958 513	$ )	$ (US$	(10,918 (357	) ))	Note2	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2023					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2023 (Foreign Currencies in Thousands)	December 31, 2022 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	$-	$-	293,637	100	$ (US$	6,808,403 218,709	$ )	$ (US$	462,628 15,176	$ )	Note 2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
(Concluded)

TABLE 10
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS END JUNE 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)			Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2023 (US$ in Thousands)			Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2023 (US$ in Thousands)			Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses		Carrying Amount as of Balance as of June 30, 2023	Accumulated Inward Remittance of Earnings as of June 30, 2023
									Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080	$ )	(Note 1)	$ (US$	18,939,667 596,000	$ )	$-	$-	$ (US$	18,939,667 596,000	$ )	$5,116,826	100%	$5,167,180 (Note2	$ )	$89,402,781	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	30,521,412 6,650,119	$ )	(Note 1)	$ (US$	30,521,412 1,000,000	$ )	-	-	$ (US$	30,521,412 1,000,000	$ )	10,224,257	100%	10,237,870 (Note2	$ )	75,288,132	-

Accumulated Investment in Mainland China as of June 30, 2023 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,923,280,919 (Note3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the reviewed financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

JUNE 30, 2023

Shareholders (Note 1)	Shares
	Total Shares Owned	Ownership Percentage (Note 2)

ADR-Taiwan Semiconductor Manufacturing Company Ltd.	5,316,144,283	20.50%

National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note1:    Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

Note2:    The calculation of ownership percentage is rounded to two decimal places.